Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2011 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 27, 2012, except with respect to our opinion on the consolidated financial statements insofar as it relates to the guarantor information described in Note 25 as to which the date is July 20, 2012.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	4, 12	$171,096	$207,410
Restricted cash	2, 11, 12	6,399	34,790
Accounts receivable, net	5	101,386	70,388
Short-term derivative assets	12	1,279	1,420
Due from affiliate companies	16	49,404	2,603
Prepaid expenses and other current assets	6	41,410	33,354

Total current assets		370,974	349,965

Deposit for vessel acquisitions	7	63,814	377,524
Vessels, port terminal and other fixed assets, net	7, 24	1,767,946	2,249,677
Long-term derivative assets	12	—	149
Restricted cash	2	—	18,787
Deferred financing costs, net	2	29,222	37,755
Deferred dry dock and special survey costs, net		19,413	12,007
Loan receivable from affiliate company	16	40,000	—
Investments in affiliates	9, 16	117,088	18,695
Investments in available for sale securities	7, 9, 16, 24	82,904	99,078
Other long term assets		18,854	10,370
Intangibles other than goodwill	8	243,273	327,703
Goodwill	3	160,336	175,057

Total non-current assets		2,542,850	3,326,802

Total assets		$2,913,824	$3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$52,113	$49,496
Dividends payable	2	6,149	7,214
Accrued expenses	10	63,870	62,417
Deferred income and cash received in advance	16	28,557	17,682
Short term derivative liability	12	—	245
Current portion of capital lease obligations	7	31,221	1,252
Current portion of long term debt	11	70,093	63,297

Total current liabilities		252,003	201,603

Senior and ship mortgage notes, net of discount	11	945,538	1,093,787
Long term debt, net of current portion	11	437,926	918,826
Capital lease obligations, net of current portion	7	—	31,009
Unfavorable lease terms	8	44,825	56,875
Other long term liabilities and deferred income	16	38,212	36,020
Deferred tax liability	2, 22	19,628	21,104

Total non-current liabilities		1,486,129	2,157,621

Total liabilities		1,738,132	2,359,224

Commitments and contingencies	14	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding for both December 31, 2011 and 2010.		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 102,409,364 and 101,563,766, as of December 31, 2011 and 2010, respectively		10	10
Additional paid-in capital		542,582	531,265
Accumulated other comprehensive income		6,166	32,624
Retained earnings		510,348	495,684

Total Navios Holdings’ stockholders’ equity		1,059,106	1,059,583

Noncontrolling interest	23	116,586	257,960

Total stockholders’ equity		1,175,692	1,317,543

Total liabilities and stockholders’ equity		$2,913,824	$3,676,767

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Revenue	20	$689,355	$679,918	$598,676
Time charter, voyage and logistics business expenses		(273,312)	(285,742)	(316,473)
Direct vessel expenses		(117,269)	(97,925)	(68,819)
General and administrative expenses		(52,852)	(58,604)	(43,897)
Depreciation and amortization	7, 8	(107,395)	(101,793)	(73,885)
Provision for losses on accounts receivable	5	(239)	(4,660)	(2,237)
Interest income from investments in finance leases		—	877	1,330
Interest income		4,120	3,642	1,699
Interest expense and finance cost, net	18	(107,181)	(106,022)	(63,618)
(Loss)/gain on derivatives	12	(165)	4,064	375
Gain on sale of assets	19	38,822	55,432	20,785
(Loss)/gain on change in control	16	(35,325)	17,742	—
Loss on bond extinguishment	11	(21,199)	—	—
Other income		1,660	9,472	6,749
Other expense		(12,990)	(11,303)	(20,508)

Income before equity in net earnings of affiliated companies		$6,030	$105,098	$40,177
Equity in net earnings of affiliated companies	9, 16	35,246	40,585	29,222

Income before taxes		$41,276	$145,683	$69,399
Income tax benefit/(expense)	2, 22	56	(414)	1,565

Net income		$41,332	$145,269	$70,964
Less: Net (income)/loss attributable to the noncontrolling interest	23	(506)	488	(3,030)
Preferred stock dividends of subsidiary		(27)	—	—
Preferred stock dividends attributable to the noncontrolling interest		12	—	—

Net income attributable to Navios Holdings common stockholders		$40,811	$145,757	$67,934

Income attributable to Navios Holdings common stockholders, basic		$39,115	$143,307	$67,025

Income attributable to Navios Holdings common stockholders, diluted		$40,811	$146,878	$69,041

Basic net earnings per share attributable to Navios Holdings common stockholders		$0.39	$1.43	$0.67

Weighted average number of shares, basic	21	100,926,448	100,518,880	99,924,587

Diluted net earnings per share attributable to Navios Holdings common stockholders		$0.37	$1.26	$0.66

Weighted average number of shares, diluted	21	110,323,652	116,182,356	105,194,659

Other comprehensive (loss)/income
Unrealized holding (loss)/gain on investments in-available-for-sale-securities		(26,458)	17,468	23,956
Reclassification to earnings		—	—	13,778

Total other comprehensive (loss)/income		$(26,458)	$17,468	$37,734

Total comprehensive income		14,859	162,737	108,698

Comprehensive (income)/loss attributable to noncontrolling interest		$(506)	$488	$(3,030)

Total comprehensive income attributable to Navios Holdings common stockholders		$14,353	$163,225	$105,668

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
OPERATING ACTIVITIES:
Net income		$41,332	$145,269	$70,964
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7, 8	107,395	101,793	73,885
Amortization and write-off of deferred financing costs		5,580	11,752	6,682
Amortization of deferred dry dock and special survey costs		5,364	3,306	2,441
Provision for losses on accounts receivable	5	239	4,660	2,237
Unrealized (gain)/loss on FFA derivatives	12	(289)	19,903	(1,674)
Unrealized gain on warrants	12	—	(5,888)	(5,863)
Unrealized loss on available for sale securities	24	—	—	13,778
Unrealized gain on interest rate swaps	12	—	(1,133)	(1,774)
Share based compensation and consultancy fees	13	4,252	8,095	2,187
Gain on sale of assets	19, 16	(38,822)	(55,432)	(20,785)
Gain on repurchase of convertible bond	11	—	(3,799)	—
Loss on bond extinguishment		5,573	—	—
Loss/(gain) on change in control	16	35,325	(17,742)	—
Income tax (benefit)/expense	2, 22	(56)	414	(1,565)
Compensation income		—	—	(6,082)
Losses/(earnings) in affiliates, net of dividends received	9, 16	6,909	307	(1,355)
Changes in operating assets and liabilities:
Decrease in restricted cash		13,043	3,855	11,078
(Increase)/decrease in accounts receivable		(32,594)	3,465	29,082
(Increase)/decrease in prepaid expenses and other assets		(6,686)	2,770	(9,465)
Increase in due from affiliate companies	16	(50,786)	(630)	(296)
Increase/(decrease) in accounts payable		1,333	(11,445)	(10,610)
Increase/(decrease) in accrued expenses		18,539	(1,927)	12,306
Increase/(decrease) in deferred income		10,168	(2,104)	(5,172)
Decrease in other long term liabilities		(6,742)	(15,123)	(11,659)
Increase in derivative assets and liabilities	12	335	7,612	71,633
Payments for dry dock and special survey costs		(12,769)	(9,337)	(3,522)

Net cash provided by operating activities		$106,643	$188,641	$216,451

INVESTING ACTIVITIES:
Deconsolidation of Navios Acquisition		(72,425)	—	—
Acquisition of subsidiary, net of cash acquired	3	—	(98,913)	(369)
Proceeds from sale of assets	19	120,000	484,082	66,600
Decrease/(increase) in restricted cash	11	778	67,659	(90,878)
Receipts from investment in finance lease		—	180	567
Loan repayment from affiliate company	16	6,000	—	—
Loan proceeds to affiliate company	16	(33,609)	—	—
Deposits for vessel acquisitions	7	(66,769)	(343,243)	(238,810)
Investment in affiliate		(2,052)	(6,151)	—
Acquisition of vessels	7	(56,059)	(222,773)	(512,760)
Purchase of property, equipment and other fixed assets	7	(71,128)	(16,761)	(26,888)

Net cash used in investing activities		$(175,264)	$(135,920)	$(802,538)

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
FINANCING ACTIVITIES:
Proceeds from long-term loans	11	86,379	466,634	621,270
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	11	534,188	400,000	394,412
Repayment of long-term debt and payment of principal	11	(248,487)	(804,397)	(333,952)
Repayment of senior notes	11	(300,000)	—	—
Payments of obligations under capital leases		(1,040)	—	—
Proceeds from warrant exercise		—	(2,060)	—
Debt issuance costs		(2,767)	(23,458)	(18,097)
(Increase)/decrease in restricted cash		(284)	17,662	(9,500)
Acquisition of noncontrolling interest		(8,638)	—	—
(Dividends)/contributions from noncontrolling shareholders		—	(470)	563
Repurchase of preferred stock	17	—	(49,016)	—
Preferred shares issuance costs		—	(1,819)	—
Repurchase of convertible bond	11	—	(29,100)	—
Issuance of common stock	17	415	415	—
Dividends paid		(27,238)	(27,037)	(27,583)
Proceeds from equity offering, net of fees	17	—	33,402	—
Acquisition of treasury stock	17	(221)	—	(717)

Net cash provided by/(used in) financing activities		32,307	(19,244)	626,396

(Decrease)/increase in cash and cash equivalents		(36,314)	33,477	40,309

Cash and cash equivalents, beginning of year		207,410	173,933	133,624

Cash and cash equivalents, end of year		$171,096	$207,410	$173,933

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$78,151	$85,361	$49,584
Cash paid for income taxes		$834	$485	$2,238
Non-cash investing and financing activities
Issuance of convertible debt in connection with the acquisition of vessels (Note 7 and 11)		$—	$—	$31,673
Issuance of preferred stock in connection with the acquisition of vessels (Note 7 and 17)		$—	$69,301	$40,284
Equity in net earnings of affiliated companies (Note 9 and 16)		$35,246	$40,585	$29,222
Dividends declared but not paid (Note 2)		$6,149	$7,214	$6,052
Shares released to the shareholders of Horamar (Note 3)		$—	$10,869	$—
Investments in available for sale securities (Note 24)		$10,283	$35,297	$—
Debt assumed in connection with acquisitions of businesses (Note 11)		$—	$543,438	$804
Capitalized deferred financing costs into vessel cost		$291	$590	$125
Capital lease obligations		$—	$34,033	$—
Consultancy fees		$—	$5,619	$—
Contribution from noncontrolling shareholders		$—	$(2,237)	$2,237

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2008	—	$—	100,488,784	$10	$494,719	$333,669	$(22,578)	$805,820	$128,959	$934,779
Net income	—	—	—	—	—	67,934	—	67,934	3,030	70,964
Other comprehensive income/(loss):
- Unrealized holding gains on investments in-available-for-sale securities	—	—	—	—	—	—	23,956	23,956	—	23,956
- Reclassification to earnings	—	—	—	—	—	—	13,778	13,778	—	13,778

Total comprehensive income	—	—	—	—	—	—	—	105,668	3,030	108,698
Contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	2,801	2,801
Acquisition of Hidronave S.A.	—	—	—	—	—	—	—	—	480	480
Acquisition of treasury shares (Note 17)	—	—	(331,900)	—	(717)	—	—	(717)	—	(717)
Issuance of Preferred Stock (Note 17)	8,701	—	—	—	35,127	—	—	35,127	—	35,127
Conversion of Preferred Stock	(500)		357,142		2,448	—	—	2,448	—	2,448
Stock based compensation expenses (Note 17)	—	—	360,173	—	2,152	—	—	2,152	—	2,152
Dividends declared/paid	—	—	—	—	—	(25,018)	—	(25,018)	—	(25,018)

Balance December 31, 2009	8,201	$—	100,874,199	$10	$533,729	$376,585	$15,156	$925,480	$135,270	$1,060,750
Net income	—	—	—	—	—	145,757	—	145,757	(488)	145,269
Other comprehensive income/(loss):
- Unrealized holding gains on investments in-available-for-sale securities	—	—	—	—	—	—	17,468	17,468	—	17,468

Total comprehensive income	—	—	—	—	—	—	—	163,225	(488)	162,737
Consolidation of Navios Acquisition	—	—	—	—	—	—	—	—	65,157	65,157
Navios Acquisition consultancy fees	—	—	—	—	—	—	—	—	5,619	5,619
Navios Acquisition — equity issuance and warrant exercise (net of $3,364 of program related expenses) including reallocation adjustments	—	—	—	—	(23,945)	—	—	(23,945)	50,530	26,585
Navios Acquisition — equity consideration for VLCC acquisition (Note 3)	—	—	—	—	—	—	—	—	10,744	10,744
Navios Acquisition — dividends paid	—	—	—	—	—	—	—	—	(1,120)	(1,120)
Navios Logistics — release of escrow shares (Note 3)	—	—	—	—	—	—	—	—	10,869	10,869
Navios Logistics dividends to noncontrolling shareholders	—	—	—	—	—	—	—	—	(470)	(470)
Navios Logistics — reallocation of non-controlling interest	—	—	—	—	—	—	—	—	(19,501)	(19,501)
Navios Logistics — equity issuance	—	—	—	—	—	—	—	—	1,350	1,350
Repurchase of preferred stock (including expenses of $318) (Note 17)	(13,132)	—	—	—	(49,016)	—	—	(49,016)	—	(49,016)
Issuance of Preferred Stock (Note 17)	13,410	—	—	—	67,633	—	—	67,633	—	67,633
Stock-based compensation (Note 17)	—	—	689,567	—	2,864	—	—	2,864	—	2,864
Dividends declared/paid	—	—	—	—	—	(26,658)	—	(26,658)	—	(26,658)

Balance December 31, 2010	8,479	$—	101,563,766	$10	$531,265	$495,684	$32,624	$1,059,583	$257,960	$1,317,543
Net income	—	—	—	—	—	40,811	—	40,811	506	41,317
Other comprehensive loss:							—	—	—	—
- Unrealized holding loss on investments in available-for-sale securities	—	—	—	—	—	—	(26,458)	(26,458)	—	(26,458)

Total comprehensive income	—	—	—	—	—	—	—	14,353	506	14,859
Dividends paid by subsidiary to noncontrolling shareholders on common stock and preferred stock	—	—	—	—	—	—	—	—	(1,148)	(1,148)
Preferred stock dividends of subsidiary attributable to the noncontrolling interest	—	—	—	—	—	—	—	—	15	15
Navios Acquisition deconsolidation (Note 3)	—	—	—	—	—	—	—	—	(125,184)	(125,184)
Navios Logistics acquisition of noncontrolling interest (including transaction expenses) (Note 23)	—	—	—	—	6,925	—	—	6,925	(15,563)	(8,638)
Acquisition of treasury shares	—	—	(73,651)	—	(221)	—	—	(221)	—	(221)
Stock-based compensation (Note 17)	—	—	919,249	—	4,613	—	—	4,613	—	4,613
Dividends declared/paid	—	—		—	—	(26,147)	—	(26,147)	—	(26,147)

Balance December 31, 2011	8,479	$—	102,409,364	$10	$542,582	$510,348	$6,166	$1,059,106	$116,586	$1,175,692

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”) is one of the largest companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats.

On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Following the release of the remaining shares that were held in escrow, Navios Holdings currently owns 63.8% of Navios Logistics (see Note 3).

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE : NNA) is a former subsidiary of the Company which is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

On July 1, 2008, the Company completed the initial public offering, or the IPO of Navios Acquisition. At the time of the IPO, Navios Acquisition was a blank check company.

On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) (the “Initial Acquisition”) for an aggregate purchase price of $457,659, of which $128,659 was to be paid with existing cash and the $329,000 balance was to be paid with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.

Navios Holdings purchased 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in the IPO upon de-”SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares of the outstanding common stock of Navios Acquisition. On that date, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011.

On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition common stock for 1,000 shares of non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement between Navios Acquisition and Navios Holdings (“Navios Acquisition Share Exchange”). The fair value of the exchange was $30,474. Immediately after the Navios Acquisition Share Exchange, Navios Holdings had 45% of the voting power and 53.7% of the economic interest in Navios Acquisition, since the preferred stock is considered, in substance common stock for accounting purposes. As of December 31, 2011, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%. See Note 3 for a discussion of recent changes to Navios Holdings’ voting power and economic interest in Navios Acquisition.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

As a result, from March 30, 2011, Navios Acquisition has been considered as an affiliate entity and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of Presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

For the years ended December 31, 2010 and 2009, the Company reclassified amounts of $50,816 and $37,365 from time charter, voyage and logistics business expenses to direct vessel expenses since the Company considers that this is a better presentation to reflect the results of operations.

(b)	Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Navios Holdings and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but over which it does not exercise control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods during which such enities were affiliates of Navios Holdings: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2011 was 17.22%, which did not include the ownership of 5,601,920 common units received in relation to the sale of several vessels to Navios Partners because these securities were considered to be available-for-sale securities), (ii) Navios Acquisition and its subsidiaries (ownership interest as of December 31, 2011 was 53.96%) and (iii) Acropolis Chartering and Shipping Inc. (ownership interest as of December 31, 2011 was 50%).

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Subsidiaries included in the consolidation:

Company Name	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
				2011	2010	2009
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kleimar N.V.	Operating Company/Vessel Owning Company	100%	Belgium	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	3/23 –12/31	—
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	3/24 –12/31	—
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hyperion Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 1/7	1/1 – 12/31
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 – 6/10
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	—	3/18 – 5/27	—
Amorgos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Andros Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Antiparos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Company Name	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
				2011	2010	2009
Ikaria Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Kos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Mytilene Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Skiathos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Syros Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Skopelos Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	3/18 – 5/27	—
Sifnos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Ios Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	3/18 – 5/27	—
Thera Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Crete Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Rhodes Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Tinos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Portorosa Marine Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Chilali Corp.	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 3/17	1/1 – 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Surf Maritime Co.	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 5/19	1/1 – 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 5/18	1/1 – 12/31	1/1 – 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/14 – 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Pandora Marine Inc.	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 11/14	6/11 – 12/31
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	6/11 – 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	6/11 – 12/31
Customized Development S.A.	Vessel Owning Company	100%	Liberia	—	1/1 – 11/14	6/22-12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/14 – 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	6/22 – 12/31
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 – 5/18	1/1 – 12/31	7/14 – 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	2/16 – 12/31	—
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 – 12/31	5/19 – 12/31	—
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 – 12/31	1/1 – 12/31	10/20-12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/12 – 12/31	—	—
Solange Shipping Ltd.(1)	Vessel Owning Company	100%	Marshall Is.	5/16 – 12/31	—	—
Tulsi Shipmanagement Co.(2)	Vessel Owning Company	100%	Marshall Is.	4/20 – 12/31	—	—
Cinthara Shipping Ltd.(2)	Vessel Owning Company	100%	Marshall Is.	4/28 – 12/31	—	—
Rawlin Services Co. (2)	Vessel Owning Company	100%	Marshall Is.	5/3 – 12/31	—	—
Mauve International S.A. (2)	Vessel Owning Company	100%	Marshall Is.	5/16 – 12/31	—	—
Mandora Shipping Ltd(1)	Vessel Owning Company	100%	Marshall Is.	10/17 – 12/31	—	—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
Company Name				2011	2010	2009
Navios Maritime Acquisition Corporation and Subsidiaries (5):
Navios Maritime Acquisition Corporation	Sub-Holding Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Amorgos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Andros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Antiparos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Ikaria Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Kos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Mytilene Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Skiathos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Syros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Skopelos Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	1/1–3/30	5/28 –12/31	—
Sifnos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Ios Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	1/1–3/30	5/28 –12/31	—
Thera Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Shinyo Dream Limited	Vessel Owning Company	53.7%	Hong Kong	1/1–3/30	9/10 –12/31	—
Shinyo Kannika Limited	Vessel Owning Company	53.7%	Hong Kong	1/1–3/30	9/10 –12/31	—
Shinyo Kieran Limited	Vessel Owning Company	53.7%	British Virgin Is.	1/1–3/30	9/10 –12/31	—
Shinyo Loyalty Limited	Vessel Owning Company	53.7%	Hong Kong	1/1–3/30	9/10 –12/31	—
Shinyo Navigator Limited	Vessel Owning Company	53.7%	Hong Kong	1/1–3/30	9/10 –12/31	—
Shinyo Ocean Limited	Vessel Owning Company	53.7%	Hong Kong	1/1–3/30	9/10 –12/31	—
Shinyo Saowalak Limited	Vessel Owning Company	53.7%	British Virgin Is.	1/1–3/30	9/10 –12/31	—
Crete Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Rhodes Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Tinos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Folegandros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	10/26 –12/31	—
Navios Acquisition Finance (US) Inc.	Operating Company	53.7%	Delaware	1/1–3/30	10/05 –12/31	—
Serifos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	10/26 –12/31	—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
Company Name				2011	2010	2009
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Corporacion Navios S.A.	Operating Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Nauticler S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Compania Naviera Horamar S.A.	Vessel Operating Management Company	63.8%	Argentina	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Compania de Transporte Fluvial International S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ponte Rio S.A.	Operating Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Thalassa Energy S.A.	Barge Owning Company	39.9%	Argentina	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
HS Tankers Inc.	Tanker Owning Company	32.5%	Panama	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
HS Navigation Inc.	Tanker Owning Company	32.5%	Panama	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
HS Shipping Ltd. Inc.	Tanker Owning Company	39.9%	Panama	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
HS South Inc.	Tanker Owning Company	39.9%	Panama	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
Mercopar Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	—	1/1 – 12/10
Nagusa Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	—	1/1 – 12/10
Hidrovia OSR Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	—	1/1 – 12/10
Petrovia Internacional S.A.	Land-Owning Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Mercopar S.A.	Operating/Barge Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navegacion Guarani S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services/ Tanker Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Petrovia S.A. (4)	Shipping Company	63.8%	Paraguay	—	—	1/1 – 1/21
Mercofluvial S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Petrolera San Antonio S.A.	Port Facility Operating Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Flota Mercante Paraguaya S.A. (4)	Shipping Company	63.8%	Paraguay	—	—	1/1 – 2/13
Compania de Transporte Fluvial S.A. (4)	Shipping Company	63.8%	Paraguay	—	—	1/1 – 2/13
Hidrogas S.A. (4)	Shipping Company	63.8%	Paraguay	—	—	1/1 – 1/21
Stability Oceanways S.A.	Barge and Pushboat Owning Operating Company	63.8%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hidronave South American Logistics S.A.	Pushboat Owning Company	32.5%	Brazil	1/1 – 12/31	1/1 – 12/31	1/11 – 12/31
Navarra Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 – 12/31	4/1 – 12/31	—
Pelayo Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 – 12/31	4/1 – 12/31	—
Varena Maritime Services S.A.	Barge and Pushboat Owning Operating Company	63.8%	Panama	4/14 – 12/31	—	—
Navios Logistics Finance (US) Inc.	Operating Company	100%	Delaware	1/16 – 12/31	—	—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(1)	Each company has the rights over a shipbuilding contract of a bulk carrier vessel.
(2)	Each company has the option over a shipbuilding contract of a bulk carrier vessel. (Note 7)
(3)	These companies were sold on December 10, 2009 to independent third parties.
(4)	During 2009, these companies were merged into other existing Paraguayan shipping companies within the Navios Logistics group.
(5)	As of March 30, 2011, immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition has not been consolidated and has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition since the preferred stock is considered in substance common stock for accounting purposes. On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96% (see Note 3).

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: Restricted cash consists of the restricted portion of derivative base and margin collateral with NOS ASA, a Norwegian clearing house, and cash retention accounts which are restricted for use as general working capital unless such balances exceed installment and interest payments due to lenders. A portion of the amounts on deposit with NOS ASA are held as base and margin collateral on active trades. As of December 31, 2011 and 2010, the restricted balance with NOS ASA was $250 for both years and the restricted balance with LCH was $0 for both years.

Also included in restricted cash as of December 31, 2011 and 2010 are amounts held as security in the form of letters of guarantee or letters of credit totaling $590 and $1,098, respectively. In addition, at each of December 31, 2011 and 2010, restricted cash included $5,559 and $18,430, which related to amounts held in retention account in order to service debt and interest payments, as required by certain of Navios Holdings’ credit facilities.

Restricted cash as of December 31, 2010, consisted also of cash reserves totalling $33,261, relating to Navios Acquisition, held to pay future installments for vessel deposits in accordance with Navios Acquisition’s newbuild program. In addition, restricted cash as of December 31, 2010, also included an amount of $538 held in retention account in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

(f)	Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)	Inventories: Inventories, which are comprised of lubricants and stock provisions on board the owned vessels, are valued at the lower of cost or market value as determined on the first-in, first-out basis.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(h)	Vessel, Port Terminal. Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, push boats and other fixed assets acquired as parts of business combinations or asset acquisitions are recorded at fair value on the date of acquisition. Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, port terminal, tanker vesssels, barges, push boats and other fixed assets, after considering the estimated residual value.

Annual depreciation rates used, which approximate the useful life of the assets are:

Vessels	25 years
Port facilities and transfer station	3 to 40 years
Tanker vessels, barges and push boats	15 to 44 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

Management estimates the residual values of the Company’s vessels based on a scrap value of $285 per lightweight ton, as the Company believes this level is common in the shipping industry. Management estimates the useful life of its vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(i)	Deposit for Vessel Acquisitions: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels and other long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2011, 2010 and 2009 amounted to $4,303, $11,295 and $11,854, respectively.

(j)	Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

(k)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Undiscounted projected net operating cash flows are determined for each asset group and compared to the vessel carrying value of the vessel and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuldings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal year 2011, management concluded that events occurred and circumstances had changed, which indicated that a potential impairment of Navios Holdings long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related impact of the current drybulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of two year forward freight agreements and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, running cost based on current year actual, assuming an annual increase of 3.0% after 2012 and a utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2011, as the undiscounted projected net operating cash flows exceeded the carrying value.

For the deposits for newbuild vessels, the net cash flows also included the future cash outflows to make vessels ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest). Accordingly, no impairment charge was recorded.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2011, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and an impairment charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is typically estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if the charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future which could expose Navios Holdings to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(l)	Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively for vessels, every 60 months for oceangoing vessels and every 84 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, barges and push boats sold are written-off to income in the year the vessel, barge or push boat is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2011, 2010 and 2009, the amortization was $5,364, $3,306, and $2,441, respectively.

(m)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write offs for each of the years ended December 31, 2011, 2010 and 2009 were $5,580, $11,752 and $6,682, respectively.

(n)	Goodwill and Other Intangibles

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if its carrying amount exceeds the estimated implied fair value.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on discounted cash flow analysis and believes that the discounted cash flow analysis is the best indicator of fair value for its individual reporting units.

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows from the shipping operations were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of two year forward freight agreements and the 10-year average historical charter rates available for each type of vessel adjusted for outliers), which the Company believes is an objective approach for forecasting charter rates over an extended time horizon for long lived assets. The future cash flows from logistics operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity.

If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name, port terminal operating rights, backlog assets and liabilities. The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years. Navios Logistics’ trade name is being amortized under the straight line method over 10 years.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.

Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, and backlog assets and liabilities, would be considered impaired if their carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of the Company’s vessels and the Company’s weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the Depreciation and Amortization line item.

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. As of December 31, 2011, there was no impairment of intangible assets.

Vessel purchase options that are included in favorable leases are not amortized and when the purchase option is exercised the asset is capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel. Vessel purchase options that are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of gain/loss on sale of the assets. If the option is not exercised at the expiration date it will be written-off to the statements of income.

The weighted average amortization periods for intangibles are:

Intangible assets/liabilities	Years
Trade name	21.0
Favorable lease terms (*)	6.6
Unfavorable lease terms (**)	4.7
Port terminal operating rights	30.0
Customer relationships	20.0
Backlog asset — port terminal	3.6

(*)	The intangible asset associated with the favorable lease terms includes an amount of $30,991 related to purchase options for the vessels. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 8) and if not exercised, the intangible will be written off. As of December 31, 2011 and 2010, $90 and $16,545, respectively, had been transferred to the acquisition cost of vessels and as of December 31, 2009, the amount of $2,885 had been written off due to the sale of the Navios Sagittarius to Navios Partners on June 10, 2009.
(**)	The intangible liability associated with the unfavorable lease terms includes an amount of $15,890 related to purchase options held by third parties. This amount is not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss of the related vessel and if not exercised, the intangible will be written off. As of December 31, 2011 and 2010, no purchase options held by third parties have been exercised.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(o)	Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Reales and Guaranies whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income. The foreign currency exchange (losses)/gains recognized in the consolidated statement of income for each of the years ended December 31, 2011, 2010 and 2009, were ($383), $(20) and $181, respectively.

(p)	Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount within the range. See Note 14, “Commitments and Contingencies” for further discussion.

The Company participates in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the clubs.

Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. At December 31, 2011, the balance for provision for loss making voyages in progress was $1,652 (2010: $21).

(q)	Segment Reporting: Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company currently has two reportable segments, Drybulk Vessel Operations and Logistics Business and previously had a Tanker Vessel Operations segment until the deconsolidation of Navios Acquisition on March 30, 2011. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. Following the acquisition of Horamar and the formation of Navios Logistics, the Company has renamed its Port Terminal Segment as the Logistics Business Segment, and this segment includes the activities of Horamar, which provides similar products and services in the region as Navios Holdings’ legacy port facility. Also following the formation of Navios Acquisition, and until March 30, 2011 when Navios Acquisition’s deconsolidation took place, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consisted of the transportation and handling of liquid cargoes through the ownership, operation, and trading of tanker vessels.

(r)	Revenue and Expense Recognition:

Revenue Recognition: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from the following sources, (1) transportation of cargo, (2) time charter of vessels and (3) port terminal operations.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, the Company agrees to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

Revenues arising from contracts that provide our customers with continuous access to convoy capacity are recognized ratably over the period of the contracts.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenues from port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into the silos for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

Expenses related to our revenue-generating contracts are recognized as incurred.

Forward Freight Agreements (FFAs): Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, the FFAs are “marked to market” quarterly to determine the fair values which generate unrealized gains or losses. Trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis. See Note 12.

Deferred Voyage Revenue: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

Time Charter, Voyage and Logistics Business Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses.

Direct Vessel Expenses: Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydocking and special survey costs.

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expenses over the voyage or charter period.

(s)	Employee benefits:

Pension and retirement obligations-crew: The Company’s ship-owning subsidiaries employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

Provision for employees’ severance and retirement compensation: The employees in the Company’s office in Greece are protected by Greek labor law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $603 and $542 at December 31, 2011 and 2010, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

U.S. Retirement savings plan: The Company sponsors a 401(k) retirement savings plan, which is categorized as a defined contribution plan. The plan is available to full time employees who meet the plan’s eligibility requirements. The plan permits employees to make contributions up to 15% of their annual salary with the Company matching up to the first 6%. The Company makes monthly contributions (matching contributions) to the plan based on amounts contributed by employees. Subsequent to making the matching contributions, the Company has no further obligations. The Company may make an additional discretionary contribution annually if such a contribution is authorized by the Board of Directors. The plan is administered by an independent professional firm that specializes in providing such services. See Note 13.

Other post-retirement obligations: The Company has a legacy pension arrangement for certain Bahamian, Uruguayan and former Navios Corporation employees. The entitlement to these benefits is only to these former employees. The expected costs of these benefits are accrued each year, using an accounting methodology similar to that for defined benefit pension plans. These obligations are valued annually by independent actuaries.

Stock-based compensation: On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted common stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two and three years, respectively. On December 17, 2009, December 16, 2010 and December 5, 2011, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted common stock and restricted stock units to its employees, officers and directors, vest over three years.

The fair value of stock option grants is determined with reference to option pricing model and principally adjusted Black-Scholes models. The fair value of restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.

(t)	Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities, long-term debt and capital leases. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management: The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, and credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Company closely monitors its exposure to customers and counterparties for credit risk. The Company has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality credit financial institutions.

Interest rate risk: The Company is party to interest rate swap agreements. The purpose of the agreements is to reduce exposure to fluctuations in interest rates. Any differential to be paid or received on an interest rate swap agreement is recognized as a component of gain/loss on derivatives over the period of the agreement. Gains and losses on early termination of interest rate swaps are taken to the consolidated statement of income. The effective portion of changes in the fair value of interest rate swap agreements that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion was recognized in the statement of income until the swap agreements expired during 2010.

Liquidity risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency at rates prevailing on the dates of the relevant transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Accounting for derivative financial instruments and hedging activities:

The Company enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to perform in accordance with the terms of their contracts.

The Company also trades drybulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH, the London clearing house. NOS ASA and LCH call for both base and margin collateral, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

The Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statements of income. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting, together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are reclassified to earnings under “Revenue” in the statements of income in the same period or periods during which the hedged forecasted transaction affects earnings. For all years ended December 31, 2011, 2010 and 2009, no losses/gains were included in “Accumulated Other Comprehensive Income/ (Loss)”, and losses/gains were reclassified to earnings.

The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statements of cash flows.

(u)	Earnings per Share: Basic earnings per share are computed by dividing net income attributable to Navios Holdings common stockholders by the weighted average number of shares of common stock outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and stock options) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. For the year ended December 31, 2011, preferred stock dividends of subsidiaries and preferred stock dividends attributable to the noncontrolling interest were included in the calculation of net income attributable to Navios Holdings common stockholders. Restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted earnings per share, based on the weighted average number of restricted stock and restricted stock units assumed to be outstanding during the period. Convertibles shares are included in the calculation of the diluted earnings per share, based on the weighted average number of convertible shares assumed to be outstanding during the period.

(v)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 was attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regime.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(w)	Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. At December 31, 2011, the dividend declared relating to the third quarter of 2011 of approximately $6,149 was paid on January 3, 2012, and thus it is recorded on the consolidated balance sheets as a current liability.

(x)	Guarantees: A liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of their terms are made.

(y)	Leases: Vessel leases where Navios Holdings is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

(z)	Accounting for the Acquisition of Horamar: The Company accounted for the acquisition of Horamar Group as a partial sale of CNSA to the noncontrolling shareholders of Navios Logistics, and a partial acquisition of Horamar. Horamar’s assets and liabilities were revalued to 100% of their respective fair values, and CNSA’s assets and liabilities were recorded at carryover basis, reflecting the common control nature of the transaction. The contingent consideration for the transaction, which was held in escrow, was fully settled in June 2010 (see Note 3).

(aa)	Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

(ab)	Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings and FFA counterparties, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(ac)	Convertible Preferred Stock: The Company’s 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) are recorded at fair market value on issuance. The fair market value is determined using a binomial valuation model. The model which is used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(ad)	Investment in Available for Sale Securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statements of income. Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition for OTTI on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects of Navios Partners and Navios Acquisition, and (3) the intent and ability of the Company to retain its investment in Navios Acquisition for a period of time sufficient to allow for any anticipated recovery in fair value. During 2011, the Company did not recognize any impairment loss in earnings.

As of December 31, 2011, management considered the decline in market value of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized.

(ae)	Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under guidance on Fair Value Measurements are described below:

Basis of Fair Value Measurement

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

(af)	Recent Accounting Pronouncements:

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Holdings adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Holdings beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have a significant impact on Navios Holdings’ consolidated financial statements.

Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Navios Holdings adopted these new requirements in fiscal 2011 and the adoption did not have a significant impact on Navios Holdings’ consolidated financial statements.

Fair Value Measurement

In May 2011, the FASB issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance requires prospective application. The adoption of the new standard is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. On December 23, 2011, the FASB issued an amendment to the new standard on comprehensive income to defer the requirement to measure and present reclassification adjustments from accumulated other comprehensive income to net income by income statement line item in net income and also in other comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. Navios Holdings elected to early adopt this amendment and the adoption of the new amendments did not have a significant impact on Navios Holdings’ consolidated financial statements.

Goodwill Impairment Guidance

In September 2011, the FASB issued an update to simplify how public entities test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment will be adopted by Navios Holdings in the first quarter of 2012. The adoption of the new amendments is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.

NOTE 3: ACQUISITIONS/DECONSOLIDATION

Navios Acquisition acquired assets from Navios Holdings upon de-”SPAC”-ing

On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659. Each vessel is commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers plus options to purchase two additional product tankers) for an aggregate purchase price of $457,659, of which $128,659 was to be paid from existing cash and the $329,000 balance was to be paid with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.

Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for equity payments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76,485.

Navios Holdings purchased 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases. On May 28, 2010, certain shareholders of Navios Acquisition redeemed their shares upon de-”SPAC”-ing, and Navios Holding’s ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings obtained control over Navios Acquisition and, consequently, concluded that a business combination had occurred and consolidated Navios Acquisition from that date onwards until March 30, 2011.

The table below shows the fair values of Navios Acquisition’s assets and liabilities as of May 28, 2010:

As of May 28, 2010
Tangible assets
Deposits for vessel acquisitions	$175,005
Intangible assets
Purchase options	3,158
Working capital
Working capital	(1,324)
Cash and cash equivalents	66,355
Restricted cash	35,596

100,627
Long term liabilities
Liability relating to shipbuilding contracts	(3,158)
Long-term debt	(132,987)

(136,145)
Total net assets acquired	142,645
Goodwill	13,143

$155,788

Consideration
Navios Holdings investment in Navios Acquisition	95,232
Noncontrolling interest	60,556

Total	$155,788

Goodwill of $13,143 arising from the transaction is not tax deductible and has been allocated to the Company’s Tanker Vessel Operations.

In connection with the business combination, the Company (i) re-measured its previously-held equity interests in Navios Acquisition to fair value and recognized the difference between fair value and the carrying value as a gain, (ii) recognized 100% of the identifiable assets and liabilities of Navios Acquisition at their fair values, (iii) recognized a 42.7% noncontrolling interest at fair value, and (iv) recognized goodwill for the excess of the fair value of the noncontrolling interest and its previously-held equity interests in Navios Acquisition over the fair value of the identifiable assets and liabilities of Navios Acquisition. The fair value of the Company’s previously-held investment in the common stock of Navios Acquisition, as well as the fair value of the noncontrolling interest as of May 28, 2010, were both calculated based on the closing price of Navios Acquisition’s common stock on that date. The difference between the Company’s legal ownership percentage of 57.3% (based on common stock outstanding) and the percentage derived by dividing the $95,232 allocated to the Company’s investment in Navios Acquisition and the total value ascribed to Navios Acquisition’s net assets (including goodwill) of $155,788 is a result of treating the Company’s investment in Navios Acquisition’s warrants as a previously-held equity interest for purposes of calculating goodwill in accordance with ASC 805.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The Company has considered the fact that Navios Acquisition did not have any vessel operations during 2009 and its statements of operations include mainly general and administrative expenses, formation and other costs and interest income from investment securities, resulting in a loss of $648. As a result, the Company has evaluated that had the business combination been consummated as of January 1, 2009, Navios Holdings’ pro forma revenue and net income effect for the year ended December 31, 2009 and 2010 would be immaterial and would not need to be presented.

VLCC Acquisition

On September 10, 2010, Navios Acquisition consummated the acquisition of seven very large crude carrier tankers (“VLCC”), referred to herein as the VLCC Acquisition, for $134,270 of cash and the issuance of 1,894,918 shares totaling $10,745 (of which 1,378,122 shares were deposited into one year escrow to provide for indemnity and other claims). The 1,894,918 shares were valued using the closing price of the stock on the date before the acquisition of $5.67. On November 4, 2011, of the 1,378,122 contingently returnable shares of common stock of Navios Acquisition that were issued on September 10, 2010 and deposited into escrow for the VLCC Acquisition, 1,160,963 shares were released to the sellers and the remaining 217,159 shares were returned to Navios Acquisition in settlement of representations and warranties attributable to the prior sellers.

Transaction costs amounted to $8,019 and have been fully expensed. Transaction costs include $5,619, which was the fair value of the 3,000 preferred shares issued to a third party as compensation for consulting services (see Note 17).

Goodwill arising from the transaction is not tax deductible and has been allocated to the Company’s Tanker Vessel operations.

The VLCC Acquisition was treated as a business combination. The following table summarizes the consideration paid and the fair value of assets and liabilities assumed on September 10, 2010 and as further adjusted for the release of the escrow shares.

VLCC Acquisition
Purchase price:
Cash consideration	$134,270
Equity issuance	9,513

Total purchase price	143,783
Fair value of assets and liabilities acquired:
Vessels	419,500
Deposits for vessel acquisition	62,575
Favorable lease terms	57,070
Current assets, including cash of $32,232	35,716
Current liabilities	(16,387)
Long term debt assumed (including current portion)	(410,451)
Unfavorable lease terms	(5,819)

Fair value of net assets acquired	142,204

Goodwill	$1,579

The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

	Weighted average amortization (years)	December 31, 2010 Amortization
Favorable lease terms	12.5	$(4,566)
Unfavorable lease terms	8.5	683

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The following is a summary of the acquired identifiable intangible assets as of December 31, 2010:

	Gross Amount	Accumulated Depreciation	Net Amount
Description
Favorable lease terms	$57,070	$(1,236)	$55,834
Unfavorable lease terms	(5,819)	208	(5,611)

Balance December 31, 2010	$51,251	$(1,028)	$50,223

Deconsolidation of Navios Acquisition

On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30,474, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes.

On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103,250, which represents the fair value of the common stock and Series C preferred stock (in-substance common stock) that were held by Navios Holdings on such date. On March 30, 2011, the Company calculated a loss on change in control of $35,325, which was calculated as the fair value of the Company’s equity method investment in Navios Acquisition of $103,250 less the Company’s 53.7% interest in Navios Acquisition’s net assets on March 30, 2011.

On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96%. See “VLCC Acquisition” above for a discussion of changes to Navios Holdings’ voting power and economic interest in Navios Acquisition.

Navios Logistics — Release of Escrow Shares and Acquisition of Noncontrolling Interests in Joint Ventures

On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, following the release of $2,500 in cash and the 504 shares in escrow upon the achievement of the EBITDA target thresholds, goodwill increased by $13,371. The 504 remaining shares held in escrow and released in June 2010 were valued at a new fair value of $10,869. The noncontrolling interest was adjusted for the percentage change in ownership by Navios Holdings.

The new fair value was determined by valuating the Navios Logistics business as of the date of the release. Because the shares of Navios Logistics are not publicly-traded, the fair value of the shares released from escrow during 2010 was estimated based on a discounted cash flow analysis prepared by the Company, which projected the expected future cash flows for its logistics business and discounted those cash flows at a rate that reflects the business’ weighted average cost of capital. The Company used the following key methods and assumptions in the discounted cash flow analysis: the Company (i) projected its free cash flows (EBITDA less capital expenditures and income taxes) for each of the years from 2010 through 2014 on the basis of a compound annual growth rate for revenue of approximately 8.8%, (ii) prepared its cash flow projections on the basis of revenue producing assets that were owned by the logistics business as of the date of the analysis, (iii) calculated a terminal value for the business by applying a growth factor of 4.9% in perpetuity to projected free cash flow for the last specifically-forecasted year (2014), (iv) discounted its projected future cash flows, including the terminal value, using a weighted-average cost of capital of 12.9% and (v) deducted net debt of the business from the discounted cash flows in arriving at estimated fair value of the equity of logistics business.

The noncontrolling interest balance in the Company’s consolidated financial statements resulting from the acquisition consisted of two separate elements. The first element represents the impact on the noncontrolling interest balance resulting from the creation of a new noncontrolling interest in Navios Logistics (i.e., the portion of Navios Logistics that is now owned by the former shareholders). The second element represents the impact on the non-controlling interest balance resulting from the recognition of the existing non-controlling interests in various subsidiaries of Horamar that were outstanding prior to the acquisition and remained outstanding following the acquisition.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid a total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures.

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2011	December 31, 2010
Cash on hand and at banks	$92,395	$114,615
Short-term deposits and highly liquid funds	78,701	92,795

Total cash and cash equivalents	$171,096	$207,410

Short term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of December 31, 2011, Navios Holdings held time deposits of $77,233 and money market funds of $1,468 with a duration of less than three months. As of December 31, 2010, Navios Holdings held time deposits of $92,795 with a duration of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2011	December 31, 2010
Accounts receivable	$110,260	$79,023
Less: provision for doubtful receivables	(8,874)	(8,635)

Accounts receivables, net	$101,386	$70,388

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2009	$(8,343)	$(2,237)	$—	$(10,580)
Year ended December 31, 2010	$(10,580)	$(4,660)	$6,605	$(8,635)
Year ended December 31, 2011	$(8,635)	$(239)	$—	$(8,874)

Concentration of credit risk with respect to accounts receivable are limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2010 and 2011, none of the customers accounted for more than 10% of the Company’s revenue and for the year ended December 31, 2009, one customer accounted for 13.2% of the Company’s revenue.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2011	December 31, 2010
Prepaid voyage costs	$6,950	$7,536
Claim receivables	7,525	2,721
Advances to agents	57	349
Inventories	21,735	19,425
Prepaid taxes	2,361	1,833
Other	2,782	1,490

Total prepaid expenses and other current assets	$41,410	$33,354

Claims receivable mainly represents claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts including off-hires. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Company. All amounts are shown net of applicable deductibles.

NOTE 7: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$538,587	$(54,322)	$484,265
Additions	883,108	(32,498)	850,610
Disposals	(30,975)	5,844	(25,131)

Balance December 31, 2009	1,390,720	(80,976)	1,309,744
Additions	544,234	(54,581)	489,653
Disposals	(386,571)	8,475	(378,096)

Balance December 31, 2010	1,548,383	(127,082)	1,421,301
Additions	133,874	(63,203)	70,671
Disposals	(81,454)	4,707	(76,747)

Balance December 31, 2011	$1,600,803	$(185,578)	$1,415,225

Port Terminals	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$44,425	$(3,879)	$40,546
Additions	3,045	(2,244)	801
Transfer to port terminals	12,659	(437)	12,222

Balance December 31, 2009	60,129	(6,560)	53,569
Additions	5,129	(2,471)	2,658

Balance December 31, 2010	65,258	(9,031)	56,227
Additions	9,230	(2,538)	6,692
Disposals	(152)	103	(49)

Balance December 31, 2011	$74,336	$(11,466)	$62,870

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Tanker vessels, barges and push boats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$220,673	$(13,436)	$207,237
Additions	30,829	(16,049)	14,780
Disposals	(392)	250	(142)
Transfer to port terminals	(12,659)	437	(12,222)

Balance December 31, 2009	238,451	(28,798)	209,653
Additions	40,453	(13,886)	26,567
Disposals	(67)	47	(20)

Balance December 31, 2010	278,837	(42,637)	236,200
Additions	62,153	(15,378)	46,775

Balance December 31, 2011	$340,990	$(58,015)	$282,975

Tanker vessels (Navios Acquisition)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$—	$—	$—
Vessels delivered from initial acquisition	119,251	(2,024)	117,227
VLCC Acquisition (Note 3)	419,500	(7,068)	412,432

Balance December 31, 2010	538,751	(9,092)	529,659
Additions	31,774	(7,198)	24,576
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance December 31, 2011	$—	$—	$—

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$6,966	$(1,920)	$5,046
Additions	592	(734)	(142)
Disposals	(345)	216	(129)
Write off of fully depreciated assets	(673)	673	—

Balance December 31, 2009	6,540	(1,765)	4,775
Additions	2,389	(822)	1,567
Disposals	(162)	110	(52)

Balance December 31, 2010	8,767	(2,477)	6,290
Additions	1,331	(745)	586

Balance December 31, 2011	$10,098	$(3,222)	$6,876

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$810,651	$(73,557)	$737,094
Additions	917,574	(51,525)	866,049
Disposals	(31,712)	6,310	(25,402)
Write off of fully depreciated assets	(673)	673	—

Balance December 31, 2009	1,695,840	(118,099)	1,577,741
Additions	1,130,956	(80,852)	1,050,104
Disposals	(386,800)	8,632	(378,168)

Balance December 31, 2010	2,439,996	(190,319)	2,249,677
Additions	238,362	(89,062)	149,300
Disposals	(81,606)	4,810	(76,796)
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance December 31, 2011	$2,026,227	$(258,281)	$1,767,946

Sale of Vessels

On June 10, 2009, Navios Holdings sold to Navios Partners the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel, for cash consideration of $34,600 (see Note 16).

On October 29, 2009, Navios Holdings sold to Navios Partners the Navios Apollon for cash consideration of $32,000 (see Note 16).

On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel, to Navios Partners for a cash consideration of $63,000 (see Note 16).

On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel, to Navios Partners for a consideration of $110,000. Out of the $110,000 purchase price, $90,000 was paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners. (see Notes 9, 16).

On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009 South-Korean-built Capesize vessel, to Navios Partners for a cash consideration of $110,000 (see Note 16).

On November 15, 2010, Navios Holdings sold to Navios Partners the vessels Navios Melodia and Navios Fulvia, two 2010-built Capesize vessels, for a total consideration of $176,971, of which $162,000 was paid in cash and the remaining with 788,370 common units of Navios Partners (see Note 9, 16).

On May 19, 2011, Navios Holdings sold the Navios Luz, a 2010-built Capesize vessel, and the Navios Orbiter, a 2004-built Panamax vessel, to Navios Partners for a total consideration of $130,000, of which $120,000 was paid in cash and $10,000 was paid through the receipt of 507,916 newly issued common units of Navios Partners (see Note 9, 16).

Vessel Acquisitions

As of December 31, 2011, Navios Holdings exercised purchase options in respect of six Ultra Handymax, six Panamax and one Capesize vessels. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope, Navios Fantastiks, Navios Vector and Navios Astra were delivered at various dates from November 30, 2005 until February 21, 2011. The rights to the Navios Fantastiks were sold to Navios Partners on November 15, 2007, while the Navios Hope was sold to Navios Partners on July 1, 2008.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Of the eight remaining Capesize vessels, the Navios Bonavis with a capacity of 180,022 dwt, was delivered on June 29, 2009 for an acquisition price of $120,746, the Navios Happiness with a capacity of 180,022 dwt, was delivered on July 23, 2009 for an acquisition price of $120,843, the Navios Pollux with a capacity of 180,727 dwt, was delivered on July 24, 2009 for an acquisition price of $110,781, the Navios Aurora II with a capacity of 169,031 dwt, was delivered on November 25, 2009 for an acquisition price of $110,716 (of which $92,179 was paid in cash, $10,000 was paid in shares of common stock (698,812 shares issued in December 2007 to the shipbuilder in connection with a progress payment at $14.31 per share, which represents the closing price for the common stock of the Company on the date of issuance) and the remaining amount was funded through the issuance of 1,702 shares of preferred stock, see also Note 17), the Navios Lumen with a capacity of 180,661 dwt, was delivered on December 10, 2009 for an acquisition price of $112,375, the Navios Phoenix with a capacity of 180,242 dwt, was delivered on December 21, 2009 for an acquisition price of $105,895 and the Navios Stellar with a capacity of 169,001 dwt, was delivered on December 23, 2009 for an acquisition price of $94,854 (of which $85,692 was paid in cash and the remaining amount was funded through the issuance of 1,800 shares of preferred stock, see also Note 17).

The eighth remaining Capesize vessel, the Navios Antares, with a capacity of 169,059 dwt, was delivered on January 20, 2010 for an acquisition price of $115,747 (of which $30,847 was paid in cash, $10,000 was paid in shares of common stock (698,812 common shares issued in December 2007 to the shipbuilder in connection with a progress payment at $14.31 per share, which represents the closing price for the common stock of the Company on the date of issuance), $64,350 was financed through a loan and the remaining amount was funded through the issuance of 1,780 shares of preferred stock (see also Note 17)).

In June 2008, Navios Holdings entered into agreements to acquire two Ultra Handymax vessels for its wholly owned fleet. The first vessel, the Navios Ulysses, is a 2007-built, 55,728 dwt, Ultra Handymax built in Japan that was delivered on October 10, 2008. The vessel’s purchase price was approximately $79,123. The second vessel, the Navios Vega, is a 58,792 dwt, 2009-built Ultra Handymax vessel built in Japan that was delivered on February 18, 2009 for an acquisition cost of approximately $72,140, of which $40,000 was paid in cash and the remaining amount was paid through the issuance of a 2% convertible debt having a three-year maturity (see Note 11).

In June 2009, Navios Holdings entered into agreements to acquire four additional Capesize vessels (the Navios Melodia, Navios Fulvia, Navios Buena Ventura and Navios Bonheur) for its wholly owned fleet. Their delivery was expected on various dates during the second half of 2010. Total consideration for the vessels was $324,450. Part of the consideration amounting to $93,700 could be paid with preferred stock at the Company’s option prior to, or upon delivery of the vessels. All preferred stock has similar characteristics to those described in Note 17. As of December 31, 2010, all four vessels were delivered to Navios Holdings.

In August 2009, Navios Holdings agreed to acquire two additional Capesize vessels for its wholly owned fleet. Both of them were delivered during the fourth quarter of 2010. The total consideration of the vessels was approximately $141,458, of which $47,890 was funded through the issuance of shares of preferred stock with similar characteristics to those described in Note 17.

On September 18, 2009, the Navios Celestial, a 2009-built, 58,084 dwt, Ultra Handymax was delivered to Navios Holdings. The vessel’s acquisition price was approximately $34,132, of which $31,629 was paid in cash. The remaining amount was funded through the issuance of 500 shares of preferred stock which had a nominal value of $5,000 and a fair value of $2,503 (see also Note 17).

On April 28, 2010, the Navios Vector, a 50,296 dwt Ultra Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The Navios Vector’s acquisition cost was approximately $30,000, which was financed through the release of $17,982 of restricted cash, which was kept for investing activities, and the remaining balance was paid with existing cash.

On September 20, 2010, the Navios Melodia, a 2010-built, 179,132 dwt, Capesize vessel, was delivered to Navios Holdings for an acquisition price of approximately $69,065, of which $19,657 was paid in cash, $36,987 was financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock that had a nominal value of $25,000 and a fair value of $12,421 (Note 17).

On October 1, 2010, the Navios Fulvia, a 2010-built, 179,263 dwt Capesize vessel, was delivered to Navios Holdings. The vessel’s purchase price was approximately $67,511, of which $14,254 was paid in cash, $36,987 was financed through a loan and the remaining amount was funded through the issuance of 1,870 shares of preferred stock in 2009 that had a nominal value of $18,700 and a fair value of $7,177 and through the issuance of 1,870 shares of preferred stock in 2010 that had a nominal value of $18,700 and a fair value of $9,093 (see Note 17).

On October 29, 2010, the Navios Buena Ventura, a new 2010-built, 179,132 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet for an acquisition price $71,209, of which $19,089 was paid in cash, $39,000 was financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock that had a nominal value of $25,000 and a fair value of $13,120 (Note 17). Following the delivery of the Navios Buena Ventura, $39,000 (see Note 11), which was kept in a pledged account in Dekabank, was released to finance the delivery of this vessel as collateral.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

On November 17, 2010, the Navios Luz, a new 2010-built, 179,144 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $54,501, of which $563 was paid in cash, $37,500 was financed through a loan and the remaining amount was funded through the issuance of 2,571 shares of preferred stock in 2009 that had a nominal value of $25,710 and a fair value of $11,728 and through the issuance of 980 shares of preferred stock in 2010 that had a nominal value of $9,800 and a fair value of $4,710 (see Note 17).

On December 3, 2010, the Navios Etoile, a new 2010-built, 179,234 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $66,163, of which $22,781 was paid in cash, $37,500 was financed through a loan and the remaining amount was funded through the issuance of 258 shares of preferred stock in 2009 that had a nominal value of $2,580 and a fair value of $1,177 and through the issuance of 980 shares of preferred stock in 2010 that had a nominal value of $9,800 and a fair value of $4,705 (see Note 17).

On December 17, 2010, the Navios Bonheur, a new 2010-built, 179,259 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet, for an acquisition price $68,883, of which $691 was paid in cash, $56,790 was financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock that had a nominal value of $25,000 and a fair value of $11,402 (see Note 17).

On January 28, 2011, Navios Holdings took delivery of the Navios Altamira, a new, 179,165 dwt 2010-built Capesize vessel, from a South Korean shipyard for an acquisition price of $55,427, of which $15,427 was paid in cash and the remaining amount of $40,000 was funded through a loan (see Note 11).

On February 14, 2011, Navios Holdings took delivery of the Navios Azimuth, a new, 179,169 dwt 2011-built Capesize vessel from a South Korean shipyard for a purchase price of approximately $55,672, of which $14,021 was paid in cash, $40,000 was financed through a loan and the remaining amount was funded through the issuance of 300 shares of preferred stock issued on January 27, 2010, which had a nominal value of $3,000 and a fair value of $1,651 (see Notes 11,17).

On February 21, 2011, Navios Holdings exercised its purchase option to acquire the Navios Astra, a 53,468 dwt Ultra-Handymax vessel and former long-term chartered-in vessel in operation, which was delivered to Navios Holdings’ owned fleet. The Navios Astra’s acquisition price was $22,775, of which $1,513 was the unamortized portion of the favorable lease term. On May 10, 2011, the amount of $18,850 was drawn to finance the acquisition of the Navios Astra (see Note 11).

Deposits for Vessel Acquisitions

On May 30, 2011, Navios Holdings agreed to acquire a 81,600 dwt bulk carrier vessel, the Navios Avior, which is scheduled to be delivered in May 2012 by a South Korean shipyard. The purchase price for the new vessel is approximately $35,500, which was partially funded with a credit facility for an amount of up to $23,000 provided by Emporiki Bank of Greece (see Note 11). As of December 31, 2011, $33,853 has been paid as deposits.

On October 31, 2011, Navios Holdings agreed to acquire a 81,600 dwt bulk carrier, the Navios Centaurus, which is scheduled to be delivered in March 2012 by a South Korean shipyard. The aggregate purchase price for the new vessel is approximately $35,250, which was partially funded with a credit facility for an amount of up to $23,000 provided by Emporiki Bank of Greece (see Note 11). As of December 31, 2011, $29,951 has been paid as deposits.

Navios Acquisition

On June 29, 2010, Navios Acquisition took delivery of the Colin Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43,733, of which $39,310 was paid in cash and $4,423 was transferred from vessel deposits.

On July 2, 2010, Navios Acquisition took delivery of the Ariadne Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43,729, of which $39,306 was paid in cash and $4,423 was transferred from vessel deposits.

On September 10, 2010, Navios Acquisition took delivery of seven very large crude carriers, of which six are currently operating and one will be delivered in June 2011. Total fair value attributed to the six currently operating vessels was $419,500 (see Note 3).

On October 27, 2010, Navios Acquisition took delivery of the Nave Cosmos, a 25,130 dwt chemical tanker, from a South Korean shipyard for total cost of $31,789, of which $11,294 was paid in cash and $20,495 was transferred from vessel deposits.

Deposits for vessel acquisitions represent deposits for vessels to be delivered in the future. As of December 31, 2010, Navios Acquisition’s vessel deposits amounted to $296,690, of which $181,050 was financed through loans, $1,649 was financed through the issuance of shares of preferred stock (see note 17) and the remaining amount was funded through existing cash.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics

During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility, which has been operational since May 16, 2011, has been financed entirely with funds provided by Navios Logistics’ dry port operations. For the construction of the facility, Navios Logistics paid $848 during the year ended December 31, 2011 and $3,043 during the year ended December 31, 2010.

In June 2009 and February 2010, Navios Logistics took delivery of two product tankers, the Makenita H and the Sara H, respectively. The purchase price of the vessels (including direct costs) amounted to approximately $25,207 and $17,981, respectively.

During 2011, Navios Logistics used a portion of the proceeds from the Logistics Senior Notes (as defined in Note 11) to pay $10,819 for the acquisition of two pushboats named the William Hank and the Lonny Fugate and another $6,360 for the acquisition of a pushboat named the WW Dyer. Additionally, Navios Logistics used a portion of such proceeds to pay $19,836 for the acquisition of 66 dry barges, $17,635 relating to transportation and other related costs associated with the acquired pushboats and barges, and $4,304 for the acquisition of a floating drydock facility.

Additionally, during 2011, Navios Logistics performed some improvements relating to its vessels, the Malva H, the Estefania H and the San San H (formerly known as the Jiujiang), amounting to $44, $611 and $1,070, respectively.

Following the acquisition of two pieces of land for $987 in 2010, in September 2011, Navios Logistics paid a total of $389 for the acquisition of a third piece of land. All of these pieces of land are located at the south of the Nueva Palmira Free Zone and were acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

During 2011, Navios Logistics also commenced the construction of a new silo at its dry port facility in Nueva Palmira, Uruguay. The silo is expected to be operational in April 2012. As of December 31, 2011, Navios Logistics had paid $6,363 for the silo construction.

In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19,643 and $17,904, respectively. As of December 31, 2011 the obligations for these vessels were accounted for as capital leases and the lease payments during 2011 for both vessels were $1,040 (2010: $1,771).

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2011 and 2010 consisted of the following:

Total Navios Holdings

	Acquisition Cost	Accumulated Amortization	Disposal/Transfer To vessel cost	Net Book Value December 31, 2011
Trade name	$100,420	$(22,025)	$—	$78,395
Port terminal operating rights	34,060	(5,533)	—	28,527
Customer relationships	35,490	(7,098)	—	28,392
Favorable lease terms (*)(**)	237,644	(128,172)	(1,513)	107,959

Total Intangible assets	407,614	(162,828)	(1,513)	243,273

Unfavorable lease terms (***)	(127,513)	82,688	—	(44,825)

Total	$280,101	$(80,140)	$(1,513)	$198,448

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings (excluding Navios Acquisition)

	Acquisition Cost	Accumulated Amortization	Disposal/Transfer To vessel cost	Net Book Value December 31, 2010
Trade name	$100,420	$(18,172)	$—	$82,248
Port terminal operating rights	34,060	(4,605)	—	29,455
Customer relationships	35,490	(5,323)	—	30,167
Favorable construction contracts	7,600	—	(7,600)	—
Favorable lease terms (*)(**)	250,674	(123,178)	(655)	126,841

Total Intangible assets	428,244	(151,278)	(8,255)	268,711
Unfavorable lease terms (***)	(127,513)	76,249	—	(51,264)

Total	$300,731	$(75,029)	$(8,255)	$217,447

Navios Acquisition

	Acquisition Cost	Accumulated Amortization	Disposal/Transfer To vessel cost	Net Book Value December 31, 2010
Purchase options	$3,158	$—	$—	$3,158
Favorable lease terms	57,070	(1,236)	—	55,834

Total intangible assets	60,228	(1,236)	—	58,992

Unfavorable lease terms	(5,819)	208	—	(5,611)

Total	$54,409	$(1,028)	$—	$53,381

Total Navios Holdings

	Acquisition Cost	Accumulated Amortization	Disposal/Transfer to vessel cost	Net Book Value December 31, 2010
Total intangible assets	$488,472	$(152,514)	$(8,255)	$327,703

Total unfavorable lease terms	(133,332)	76,457	—	(56,875)

Total	$355,140	$(76,057)	$(8,255)	$270,828

(*)	On April 28, 2010 and on February 21, 2011, the Navios Vector, a 50,296 dwt Ultra-Handymax vessel, and the Navios Astra, a 53,468 dwt Ultra-Handymax vessel, both former long-term chartered-in vessels in operation, were delivered, respectively, to Navios Holdings’ owned fleet. The unamortized amounts of favorable leases of $655 for the Navios Vector and $1,513 for the Navios Astra were included as an adjustment to the carrying value of the vessels.
(**)	As at December 31, 2011, the intangible asset associated with the favorable lease terms includes an amount of $30,991 related to purchase options for the vessels. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 8) and if not exercised, the intangible will be written off. As of December 31, 2011 and 2010, $90 and $16,545, respectively, had been transferred to the acquisition cost of vessels and as of December 31, 2009 the amount of $2,885, had been written off due to the sale of the Navios Sagittarius to Navios Partners on June 10, 2009.
(***)	As at December 31, 2011, the intangible liability associated with the unfavorable lease terms includes an amount of $15,890 related to purchase options held by third parties. This amount is not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss of the related vessel and if not exercised, the intangible will be written off. As of December 31, 2011 and 2010, no purchase options held by third parties have been exercised.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Amortization Expense Year Ended December 31, 2011	Amortization Expense Year Ended December 31, 2010	Amortization Expense Year Ended December 31, 2009
Trade name	$(3,853)	$(3,852)	$(3,853)
Port terminal operating rights	(927)	(927)	(927)
Customer relationships	(1,775)	(1,774)	(1,774)
Favorable lease terms	(18,388)	(21,488)	(33,243)
Unfavorable lease terms	6,610	8,147	17,481
Backlog assets	—	—	(44)

Total	$(18,333)	$(19,894)	$(22,360)

The remaining aggregate amortization of acquired intangibles will be as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Navios Holdings
Trade name	$3,862	$3,854	$3,854	$3,854	$3,855	$59,116	$78,395
Favorable lease terms	17,330	13,989	12,539	11,398	11,324	10,388	76,968
Unfavorable lease terms	(6,121)	(5,131)	(4,933)	(3,545)	(2,183)	(7,022)	(28,935)
Port terminal operating rights	927	927	927	927	927	23,892	28,527
Customer relationships	1,775	1,775	1,775	1,775	1,775	19,517	28,392

Total	$17,773	$15,414	$14,162	$14,409	$15,698	$105,891	$183,347

On June 10, 2009, Navios Holdings sold to Navios Partners the rights of the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for cash consideration of $34,600. The book value of the vessel was $4,308, resulting in a gain from the sale of $30,292, of which $16,782 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13,510 representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Other long term liabilities and deferred income” and is being recognized to income based on the remaining term of the vessel’s contract rights or until the vessel’s rights are sold (see Note 16).

NOTE 9: INVESTMENT IN AFFILIATES

Navios Maritime Partners L.P.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”. The Company calculated the fair value of the 1,000,000 subordinated Series A units by adjusting the publicly-quoted price for Navios Partners’ common units on the transaction date to reflect the differences between the common and subordinated Series A units of Navios Partners. Principal among these differences is the fact that the subordinated Series A units are not entitled to dividends prior to their automatic conversion to common units on the third anniversary of their issuance. Accordingly, the present value of the expected dividends during that three-year period (discounted at a rate that reflects Navios Partners’ estimated weighted average cost of capital) was deducted from the publicly-quoted price for Navios Partners’ common units in arriving at the estimated fair value of the subordinated Series A units of $6.08/unit or $6,082 for the 1,000,000 units received, which was recognized in Navios Holdings results as a non-cash compensation income. In addition, Navios Holdings was released from the omnibus agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). The subordinated series A units are accounted for at cost.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, and chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece.

As of December 31, 2011 and 2010, the carrying amount of the investment in Navios Partners (subordinated units and general partner units) accounted for under the equity method was $11,605 and $12,218, respectively. A total of 5,601,920 newly issued common units from the sale of several vessels to Navios Partners are accounted for under investment in available for sale securities. As of December 31, 2011 and 2010, the carrying amount of the investment in available-for-sale common units was $82,572 and $99,078, respectively.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units.

Dividends received during the year ended December 31, 2011 and 2010 were $25,640 and $21,231, respectively.

Acropolis Chartering and Shipping Inc.

Navios Holdings has a 50% interest in Acropolis Chartering & Shipping, Inc. (“Acropolis”), a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2011 and 2010, the carrying amount of the investment was $210 and $385, respectively. Dividends received for each of the years ended December 31, 2011 and 2010, were $602 and $966, respectively.

Navios Maritime Acquisition Corporation

On July 1, 2008, the Company completed the IPO of units in its noncontrolled subsidiary, Navios Acquisition. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Navios Acquisition at the time was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.

On May 28, 2010, Navios Holdings’ ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings obtained control over Navios Acquisition and, consequently, concluded that a business combination had occurred and consolidated the results of Navios Acquisition from that date onwards (see Note 1, 3) until March 30, 2011.

From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition since the preferred stock is considered to be in substance common stock for accounting purposes. On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96%. See Note 3 for a discussion of changes to Navios Holdings’ voting power and economic interest in Navios Acquisition.

As of December 31, 2011, the carrying amount of the investment in Navios Acquisition accounted for under the equity method was $99,168.

Dividends received for each of the years ended December 31, 2011 and 2010, were $5,202 and $0, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Summarized financial information of the affiliated companies is presented below:

	December 31, 2011			December 31, 2010
Balance Sheet	Navios Partners	Navios Acquisition	Acropolis	Navios Partners	Navios Acquisition	Acropolis
Current assets	$63,558	$78,907	$706	$55,612	$—	$1,018
Non-current assets	846,366	1,116,562	26	785,273	—	30
Current liabilities	56,705	77,729	231	45,425	—	228
Non-current liabilities	293,580	878,891	—	303,957	—	—

	Year December 31, 2011			Year December 31, 2010			Year December 31, 2009
Income Statement	Navios Partners	Navios Acquisition	Acropolis	Navios Partners	Navios Acquisition	Acropolis	Navios Partners	Navios Acquisition	Acropolis
Revenue	$186,935	$121,925	$2,686	$143,231	$—	$2,934	92,643	—	3,260
Net Income/(loss)	65,335	(3,378)	1,401	60,511	—	1,720	34,322	(648)	2,329

NOTE 10: ACCRUED EXPENSE

Accrued expenses consist of the following:

	December 31, 2011	December 31, 2010
Payroll	$9,353	$9,624
Accrued interest	25,098	19,102
Accrued voyage expenses	11,347	12,421
Accrued running costs	4,637	5,920
Provision for losses on voyages in progress	1,652	21
Audit fees and related services	575	506
Accrued taxes	4,476	2,840
Professional fees	1,183	2,841
Other accrued expenses	5,549	9,142

Total accrued expenses	$63,870	$62,417

NOTE 11: BORROWINGS

Borrowings consist of the following:

Navios Holdings loans	December 31, 2011	December 31, 2010
Loan Facility HSH Nordbank and Commerzbank A.G.	$43,773	$62,961
Revolver Facility HSH Nordbank and Commerzbank A.G.	7,810	15,745
Commerzbank A.G.	104,626	111,496
Dekabank Deutsche Girozentrale	75,000	91,000
Loan Facility Emporiki Bank ($130,000)	43,948	61,380
Loan Facility Emporiki Bank ($75,000)	34,750	75,000
Loan Facility Emporiki Bank ($40,000)	38,500	28,000
Loan Facility Emporiki Bank ($23,000)	20,884	—
Loan Facility Emporiki Bank ($23,000)	10,170	—
Loan DNB NOR Bank ($40,000)	37,082	19,000
Loan DNB NOR Bank ($66,500)	52,900	60,700
Loan facility Marfin Egnatia Bank	17,908	—
Unsecured bond	20,000	20,000
Senior notes due 2019	350,000	—
Ship mortgage notes	400,000	400,000
Senior notes due 2014	—	300,000

Total Navios Holdings loans	$1,257,351	$1,245,282

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics loans	December 31, 2011	December 31, 2010
Senior notes	200,000	—
Loan Marfin Egnatia Bank	$—	$70,000
Other long-term loans	668	57,423

Total Navios Logistics loans	$200,668	$127,423

Navios Acquisition loans	December 31, 2011	December 31, 2010
Deutsche Schifsbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$—	$107,236
BNP Paribas S.A. and DVB Bank SE	—	36,175
DVB Bank SE and ABN AMRO Bank N.V.	—	50,207
Marfin Egnatia Bank	—	80,000
Eurobank Ergasias S.A. $52,200	—	22,800
Eurobank Ergasias S.A. $52,000	—	13,000
Ship Mortgage Notes	—	400,000

Total Navios Acquisition loans	$—	$709,418

Total Navios Holdings loans (including Navios Acquisition and Navios Logistics loans)	December 31, 2011	December 31, 2010
Total borrowings	$1,458,019	$2,082,123
Less: unamortized discount	(4,462)	(6,213)
Less: current portion	(70,093)	(63,297)

Total long-term borrowings	$1,383,464	$2,012,613

Navios Holdings loans

In December 2006, the Company issued $300,000 in senior notes at a fixed rate of 9.5% due on December 15, 2014 (“2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the write off of $21,199 from deferred financing fees, which is recorded in the statement of income under “Loss on bond extinguishment”.

Senior Notes: On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (“NMF” and, together with the Company, the “2019 Co-Issuers”) issued $350,000 in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than NMF, Navios Maritime Finance (US) Inc., Navios Maritime Acquisition Corporation and its subsidiaries, Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The 2019 Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the 2019 Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Pursuant to a registration rights agreement, the 2019 Co-Issuers and the guarantors filed a registration statement on June 21, 2011, that was declared effective on August 23, 2011.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The exchange offer of the privately placed notes with publicly registered notes with identical terms was completed on September 30, 2011. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of December 31, 2011.

Ship Mortgage Notes: In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. The ship mortgage notes are senior obligations of the Mortgage Notes Co-Issuers and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. At any time before November 1, 2012, the Mortgage Notes Co-Issuers may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Mortgage Notes Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Mortgage Notes Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Mortgage Notes Co Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the Mortgage Notes Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Mortgage Notes Co-Issuers were in compliance with the covenants as of December 31, 2011.

Loan Facilities:

The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of December 31, 2011, the Company was in compliance with all of the covenants under each of its credit facilities outlined below.

HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was initially composed of a $280,000 term loan facility and a $120,000 reducing revolving facility and it has been amended and repaid as the vessels have been sold.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

In April 2010, Navios Holdings amended its facility agreement with HSH/Commerzbank as follows: (a) to release certain pledge deposits amounting to $117,519 and to accept additional securities of substitute vessels; and (b) to set a margin ranging from 115 basis points to 175 basis points depending on the specified security value. In April, 2010, the available amount of $21,551 under the revolving facility was drawn and an amount of $117,519 was kept in a pledged account. On April 29, 2010, restricted cash of $17,982 for financing the Navios Vector acquisition was drawn. The amount of $73,974 for financing the Navios Melodia and the Navios Fulvia acquisitions ($36,987 for each vessel) was drawn from the pledged account and a prepayment of $25,553 was made on October 1, 2010. As a result, no outstanding amount was kept in the pledged account as of December 31, 2010 and 2011.

The loan facility requires compliance with financial covenants, including a specified SVM compared to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

The revolving credit facility is available for future acquisitions and general corporate and working capital purposes.

On November 15, 2010, following the sale of the Navios Melodia and the Navios Fulvia to Navios Partners, Navios Holdings fully repaid its outstanding loan balance with HSH Nordbank in respect of the two vessels amounting to $71,898.

On May 19, 2011, in connection with the sale of the Navios Orbiter to Navios Partners, Navios Holdings repaid $20,217 of the outstanding loan associated with this vessel.

As of December 31, 2011, the outstanding revolving credit facility is repayable in five quarterly installments of $846 and seven quarterly installments of $224 with a final balloon payment of $2,012 on the last payment date and the outstanding term loan facility is repayable in five quarterly installments of $529 and six quarterly installments of $1,129 with a final balloon payment of $34,354 on the last payment date.

As of December 31, 2011, the outstanding amount under the revolving credit facility was $7,810 and the outstanding amount under the loan facility was $43,773.

Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130,000.

On March 18, 2010, following the sale of the Navios Aurora II to Navios Partners, Navios Holdings repaid $64,350 and the outstanding amount of the facility was reduced to $64,350. The interest rate of the amended facility is based on a margin of 175 basis points. The facility is repayable in seven semi-annual installments of $2,354 and 10 semi-annual installments of $1,570 with a final balloon payment of $11,770 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2011, the outstanding amount under this facility was $43,948.

In August 2009, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $75,000 (divided into two tranches of $37,500) to partially finance the acquisition costs of two Capesize vessels. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. The loan bears interest at a rate of LIBOR plus 175 basis points. The outstanding amount of the loan as of December 31, 2011 is repayable in 18 semi-annual installments of $1,375 with a final payment of $10,000 on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. On May 19, 2011, in connection with the sale of the Navios Luz to Navios Partners, Navios Holdings repaid $37,500 of the outstanding loan associated with this vessel. As of December 31, 2011, the outstanding amount under this facility was $34,750.

In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Azimuth, which was delivered on February 14, 2011 to Navios Holdings. The loan is repayable in 20 semi-annual equal installments of $1,500, with a final balloon payment of $10,000 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2011, the full amount was drawn and the outstanding amount under this facility was $38,500.

In August 2011, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of a newbuilding bulk carrier, the Navios Avior, which is expected to be delivered in April 2012 (see Note 7). The facility is repayable in 20 semi-annual equal installments of $750 after the drawdown date, with a final balloon payment of $8,000 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2011, an amount of $20,884 was drawn and outstanding under this facility.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

In December 2011, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier, the Navios Centaurus, which is expected to be delivered in March 2012 (see Note 7). The facility is repayable in 20 semi-annual equal installments of $750 after the drawdown date, with a final balloon payment of $8,000 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 bps. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2011, an amount of $10,170 was drawn and outstanding under this facility.

DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches of the facility amounting to $66,500 was cancelled following the cancellation of construction of one Capesize bulk carrier. The interest rate of the amended facility is based on a margin of 225 basis points as defined in the new agreement. As of December 31, 2011, the outstanding loan facility is repayable in eight semi-annual installments of $2,900, with a final payment of $29,700 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2011, the outstanding amount under this facility was $52,900.

In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Altamira, which was delivered on January 28, 2011 to Navios Holdings, and amended the loan. The loan bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2011, the outstanding loan is repayable in 21 equal quarterly installments of $628, with a final balloon payment of $23,894 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2011, the outstanding amount under this facility was $37,082.

Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable in 20 semi-annual installments and bears an interest rate based on a margin of 190 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. Following the sale of the Navios Pollux to Navios Partners in May 2010, an amount of $39,000 was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility. The amount of $39,000 kept in the pledged account was released to finance the delivery of the Capesize vessel Navios Buena Ventura that was delivered to Navios Holdings on October 29, 2010. As of December 31, 2011, $75,000 was outstanding under this facility.

Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110,000 to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. As of September 7, 2010, the available amount of the loan facility was reduced to $30,000. On May 10, 2011, the amount of $18,850 was drawn to finance the acquisition of the Navios Astra. The loan is repayable beginning three months following the drawdown in seven equal quarterly installments of $471, with a final balloon payment of $15,553 on the last payment date. This loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2011, the outstanding amount under this facility was $17,908 and an amount of $12,092 was still undrawn.

Convertible Debt: In February 2009, Navios Holdings issued $33,500 of convertible debt at a fixed rate of 2% exercisable at a price of $11.00 per share, exercisable until February 2012, in order to partially finance the acquisition of the Navios Vega. Interest was payable semi-annually. Unless previously converted, the amount was payable in February 2012. The Company had the option to redeem the debt in whole or in part in multiples of a thousand dollars, at any time after February 2010 at a redemption price equal to 100% of the principal amount to be redeemed. The convertible debt was recorded at fair value on issuance at a discounted face value of 94.5%. The fair value was determined using a binomial stock price tree model that considered both the debt and conversion features. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.

On November 3, 2010, Navios Holdings purchased the 2% convertible debt having a principal amount of $33,500, dated February 18, 2009, for an aggregate price of $29,100, resulting in a gain of $3,799 under “Other income” in the statements of income. The closing of the purchase of the convertible senior debt took place on November 16, 2010.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010, respectively, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53,600 and $54,500, respectively. The third and fourth tranches of the facility are repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $882 and $835, respectively, with a final payment of $24,706 and $23,384, respectively, on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2011, the outstanding amount was $104,626.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Unsecured Bond: In July 2009, Navios Holdings issued a $20,000 unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest accrues on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.

DVB Facility: On August 4, 2005, Kleimar entered into a $21,000 loan facility with DVB Bank for the purchase of a vessel. The loan was assumed upon acquisition of Kleimar and was repayable in 20 quarterly installments of $280 each with a final balloon payment of $15,400 in August 2010. The loan was secured by a mortgage on a vessel together with assignment of earnings and insurances. As of December 31, 2010, the outstanding amount under this facility had been fully repaid.

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit Navios Holdings from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants including debt coverage ratios and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

Navios Acquisition Loans:

From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company. As a result, Navios Acquisition has been accounted for under the equity method of accounting, and its loans are not consolidated in Navios Holdings balance sheet as of December 31, 2011 and, consequently, additional disclosures for Navios Acquisition loans for 2011 have not been included.

Ship Mortgage Notes: In October 2010, Navios Acquisition issued $400,000 first priority ship mortgage notes (the “Notes”) due on November 1, 2017 at an 8.625% fixed rate. The Notes are senior obligations of Navios Acquisition and are secured by first priority ship mortgages on six VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The guarantees of Navios Acquisition’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of Navios Acquisition’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Navios Acquisition may redeem the Notes in whole or in part, as its option, at any time (1) before November 1, 2013 at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points (2) on or after November 1, 2013, at a fixed price of 104.313%, which price declines ratably until it reaches par in November 2015. In addition, any time before November 1, 2013, Navios Acquisition may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of an equity offering at 108.625% of the principal amount of the Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the Notes may require Navios Acquisition to repurchase some or all of the Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Under a registration rights agreement, the Navios Acquisition and the guarantors agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the Notes enabling the holders of ship mortgage notes to exchange the privately placed notes with publicly registered Notes with identical terms which was effective January 31, 2011.

Navios Acquisitions’ 8.625% Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Navios Acquisitions’ subsidiaries with the exception of Navios Acquisition Finance (U.S.) Inc. (a co-issuer of the ship mortgage notes). All subsidiaries are 100% owned. Navios Acquisition does not have any independent assets or operations.

The Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Acquisition’s properties and assets and creation or designation of restricted subsidiaries.

Following the issuance of the Notes and net proceeds raised of $388,883, the securities on six VLCC vessels previously secured by the loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343,841, and $27,609 was used to partially repay the $40,000 Navios Holdings’ credit facility, which has been eliminated upon consolidation.

Credit Facilities

Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial asset acquisition that qualified as Navios Acquisition’s initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. The loan bears interest at a rate of LIBOR plus 250 basis points. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $107,236 was drawn under this facility.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial asset acquisition, that qualified as Navios Acquisition’s initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010 of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose of partially-financing the purchase price of three product tankers. Each tranche is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. The loan bears interest at a rate of LIBOR plus 250 basis points. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $36,175 was drawn under this facility.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 basis points. The loan also requires compliance with certain financial covenants. As of December 31, 2010, the outstanding amount under this facility was $50,207.

Marfin Egnatia Bank: In September 2010, Navios Acquisition (through four subsidiaries) entered into an $80,000 revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2010, the outstanding amount under this facility was $80,000.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200 (divided into two tranches of $26,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345, each with a final balloon payment of $15,060, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 basis points for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 basis points. The loan also requires compliance with certain financial covenants. The outstanding amount under this facility as of December 31, 2010 was $22,800.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345 each with a final balloon payment of $14,960, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 basis points. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $13,000 was drawn ($6,500 from each of the two tranches under this facility).

The VLCC Acquisition Credit Facilities

On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition. In connection with the acquisition of the VLCC vessels, Navios Acquisition entered into, assumed and supplemented the VLCC Acquisition credit facilities described below. The VLCC Acquisition credit facilities were fully repaid and terminated with the proceeds of the Notes on October 21, 2010.

In connection with the full repayment of the VLCC facilities of $343,841 Navios Acquisition paid prepayment fees and breakage cost of $2,503 and wrote-off unamortized deferred financing costs of $2,938. The total amount of $5,441 was expensed in the statement of income.

On December 12, 2006, a loan of $82,875 was obtained from HSH Nordbank AG. The loan is secured by the Shinyo Navigator together with security interests in related assets. The balance of the loan assumed at closing was $56,125. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included a new margin of 2.75%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing.

On September 5, 2007, a syndicated loan of $65,000 was obtained from DVB Group MerchantBank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the C. Dream together with security interests in related assets. The balance of the loan assumed at closing was $54,700. The facility was amended on September 10, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included a new margin of 2.75%,. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group MerchantBank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Ocean together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,907. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included a new margin of 2.75%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing.

On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Kannika together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,784. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included a new margin of 2.75%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing.

On May 16, 2007, a syndicated loan in the amount of $62,000 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Splendor together with security interests in related assets. The balance of the credit facility on September 10, 2010 was $38,775. The facility was amended on September 9, 2010, in connection with the closing of the VLCC transaction and was guaranteed by Navios Acquisition. The amended terms included a new margin of 2.75% applicable to tranche A and a new margin of 4% applicable to tranche B. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing.

On March 26, 2010, a loan facility of $90,000 was obtained from China Merchant Bank Co., Ltd. to finance the construction of Shinyo Saowalak. The balance of the loan facility as of September 10, 2010 was $90,000. The loan was secured by the Shinyo Saowalak together with security interests in related assets. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition.

Navios Logistics Loans

Logistics Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200,000 in senior notes due on April 15, 2019 at a fixed rate of 9.25% (“the Logistics Senior Notes”). The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017.

At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Under a registration rights agreement, the Logistics Co-Issuers and the subsidiary guarantors were obliged to file a registration statement prior to January 7, 2012 that enables the holders of the Logistics Senior Notes to exchange the privately placed notes with publicly registered notes with identical terms. Pursuant to this registration rights agreement, the Logistics Co-Issuers and the subsidiary guarantors filed a registration statement on November 11, 2011 that was declared effective on February 17, 2012. The exchange offer of the privately placed notes with publicly registered notes with identical terms expired on March 23, 2012 and was completed on March 27, 2012, with an aggregate of $191,622 in principal amount, or 95.81%, of the outstanding privately placed notes tendered for exchange. The Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The net proceeds from the Logistics Senior Notes were approximately $193,207 after deducting fees and estimated expenses relating to the offering. The net proceeds from the Logistics Senior Notes have been used to (i) repay existing indebtedness, including any indebtedness of Navios Logistics’ non-wholly owned subsidiaries excluding Hidronave South American Logistics S.A. (“non-wholly owned subsidiaries”), (ii) purchase barges and pushboats and (iii) to the extent there are remaining proceeds after the uses in (i) and (ii), for general corporate purposes.

Marfin Facility

On March 31, 2008, Nauticler S.A. (“Nauticler”)(a subsidiary of Navios Logistics) entered into a $70,000 loan facility for the purpose of providing Nauticler with investment capital to be used in connection with one or more investment projects. In March 2009, Navios Logistics transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 basis points. On March 29, 2011, Marfin Popular Bank committed to amend its current loan agreement with Nauticler to provide for a $40,000 revolving credit facility. On March 20, 2012, Marfin Popular Bank Co. Ltd. and Nauticler S.A., a subsidiary of Navios Holdings, finalized the documentation of the $40,000 revolving credit facility for working and investment capital purposes. On April 12, 2011, following the completion of the sale of $200,000 of Logistics Senior Notes, Navios Logistics fully repaid the $70,000 loan facility with Marfin Popular Bank using a portion of the proceeds from the Logistics Senior Notes. The loan bears interest at a rate based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The commitment requires that we maintain a loan-to-value ratio of 120% based on charter-free valuations and compliance with the covenants contained in the indenture governing the Logistics Senior Notes.

Non-Wholly Owned Subsidiaries’ Indebtedness

On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures.

In connection with the acquisition of Horamar, Navios Logistics had assumed a $9,500 loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of an 8,974 dwt double hull tanker, the Malva H. After the vessel’s delivery, the interest rate had been LIBOR plus 150 basis points. The loan was repayable in installments of at least 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date was not to extend beyond December 31, 2011. The loan could be pre-paid before such date, with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.

Navios Logistics assumed a $2,286 loan facility that was entered into by its majority owned subsidiary, Thalassa Energy S.A., in October 2007 to finance the purchase of two self-propelled barges, the Formosa and the San Lorenzo. The loan bore interest at LIBOR plus 150 basis points. The loan was repayable in five equal installments of $457, which were made in November 2008, June 2009, January 2010, August 2010, and March 2011. The loan was secured by a first priority mortgage over the two self-propelled barges. As of December 31, 2011, the loan had been fully repaid.

On September 4, 2009, HS Navigation Inc. had entered into a loan facility for an amount of up to $18,710 that bore interest at LIBOR plus 225 basis points in order to finance the acquisition cost of the Estefania H. The loan was repayable in installments that should not be less than the higher of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 15, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

On December 15, 2009, HS Tankers Inc., a majority owned subsidiary of Navios Logistics, had entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24,000 which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments that should not be less than the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by March 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.

On December 20, 2010, HS South Inc., a majority owned subsidiary of Navios Logistics, had entered into a loan facility in order to finance the acquisition cost of the Sara H for an amount of $14,385 which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments that should not be less than the higher of (a) 90% of the amount of the last hire payment due to be HS South Inc. prior to the repayment date and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of a pushboat (Nazira). As of December 31, 2011, the outstanding loan balance was $668. The loan facility bears interest at a fixed rate of 600 basis points. The loan is to be repaid in equal monthly installments of $6 each and the final repayment date cannot extend beyond August 10, 2021. The loan also requires compliance with certain covenants.

As of December 31, 2011, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2011, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities. The maturity table below includes in the amount shown principal payments of the drawn portion of credit facilities associated with the financing of the construction of two Panamax vessels which will be delivered during the first and second quarter of 2012.

Year	Amount in thousands of USD
2012	$70,093
2013	64,801
2014	85,864
2015	60,626
2016	24,341
2017 and thereafter	1,152,294

Total	$1,458,019

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 12: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Warrants

The Company accounts for the Navios Acquisition warrants (the “Navios Acquisition Warrants”), which were obtained in connection with its investment in Navios Acquisition, under guidance for accounting for derivative instruments and hedging activities. This accounting guidance establishes accounting and reporting standards for derivative instruments and other hedging activities. In accordance with the relative accounting guidance, the Company before acquiring control over Navios Acquisition, recorded the Navios Acquisition Warrants in the consolidated balance sheets under “Long-term derivative assets” at fair value, with changes in fair value recorded in “(Loss)/gain on derivatives” in the consolidated statements of income.

Prior to the consolidation of Navios Acquisition, Navios Holdings valued the Navios Acquisition Warrants at fair value amounting to $14,069 (fair value of 7,600,000 warrants at $1.20 per warrant was $9,120 and fair value of 6,035,000 sponsor warrants at $0.82 per warrant was $4,949), and changes in fair value were recorded in “(Loss)/gain on derivatives” in the consolidated statements of income amounting to $5,888 for the year ended December 31, 2010 ($5,863 for the year ended December 31, 2009). All warrants have been exercised pursuant to the Navios Acquisition Warrant Exercise Program (see Note 16).

Upon the Company obtaining control of Navios Acquisition (see Note 3), the investment in shares of common stock and the investment in warrants were remeasured to fair value resulting in a gain of $17,742 recorded in the statements of income under “Gain on change in control” and noncontrolling interest was recognized at fair value, being the number of shares not controlled by the Company at the public share price as of May 28, 2010 of $6.56, amounting to $60,556.

Interest Rate Risk

The Company from time to time enters into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under the relative accounting guidance, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statements of income.

For the years ended December 31, 2011, 2010 and 2009, the realized loss on interest rate swaps was $0, $(1,155) and $(1,491), respectively. The movement in the unrealized gain as of December 31, 2011, 2010 and 2009 was $0, $1,133 and $1,774, respectively.

There are no swap agreements as of December 31, 2011 and 2010, as all swap agreements expired during 2010.

Forward Freight Agreements (FFAs)

The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short-term fluctuations in the market prices. FFAs trading generally has not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

Drybulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

At December 31, 2011 and December 31, 2010, none of the “mark to market” positions of the open dry bulk FFA contracts, qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statements of income.

The net losses from FFAs recorded in the statement of income amounted to $165, $1,802 and $5,172, for the years ended December 31, 2011, 2010 and 2009, respectively.

During each of the years ended December 31, 2011, 2010 and 2009, the changes in net unrealized gains/ (losses) on FFAs amounted to $289, $(19,903) and $1,674, respectively.

The open drybulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

Forward Freight Agreements (FFAs)	December 31, 2011	December 31, 2010
Short term FFA derivative assets	$193	$—
Long term FFA derivative assets	—	149
Short term FFA derivative liability	—	(245)

Net fair value on FFA contracts	$193	$(96)

NOS FFAs portion of fair value transferred to NOS derivative account (*)	$—	$92

LCH FFAs portion of fair value transferred to LCH derivative account (**)	$1,086	$1,328

Reconciliation of balances

Total of balances related to derivatives and financial instruments:

	December 31, 2011	December 31, 2010
FFAs	$193	$(96)
NOS FFAs portion of fair value transferred to NOS derivative account (*)	—	92
LCH FFAs portion of fair value transferred to LCH derivative account (**)	1,086	1,328

Total	$1,279	$1,324

Balance Sheet Values

	December 31, 2011	December 31, 2010
Total short term derivative asset	$1,279	$1,420
Total long term derivative asset	—	149
Total short term derivative liability	—	(245)

Total	$1,279	$1,324

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).
(**)	LCH: The London Clearing House.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The carrying amount of the floating rate loans approximates their fair value. The senior and ship mortgage notes are fixed rate borrowings and their fair value, which was determined based on quoted market prices, is indicated in the table below.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectable are written off and/or reserved.

Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximates their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

Investment in available-for-sale securities: The carrying amount of the investment in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of income. The basis of valuation of the investments in available-for-sale securities is at market value (see Note 24).

Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$171,096	$171,096	$207,410	$207,410
Restricted cash	$6,399	$6,399	$53,577	$53,577
Accounts receivable, net	$101,386	$101,386	$70,388	$70,388
Accounts payable	$(52,113)	$(52,113)	$(49,496)	$(49,496)
Senior and ship mortgage notes, net of discount	$(945,538)	$(841,500)	$(1,093,787)	$(1,152,752)
Long term debt, including current portion	$(508,019)	$(508,019)	$(982,123)	$(982,123)
Investments in available for sale securities	$82,904	$82,904	$99,078	$99,078
Forward Freight Agreements, net	$1,279	$1,279	$1,324	$1,324

The following tables set forth by level our assets and liabilities that are measured at fair value on a recurring basis. As required by the fair value guidance, assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2011
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
FFAs	$1,279	$1,279	$—	$—
Investments in available for sale securities	82,904	82,904	—	—

Total	$84,183	$84,183	$—	$—

	Fair Value Measurements as of December 31, 2010
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
FFAs	$1,569	$1,569	$—	$—
Investments in available for sale securities	99,078	99,078	—	—

Total	$100,647	$100,647	$—	$—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements as of December 31, 2010
Liabilities	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
FFAs	$245	$245	$—	$—

Total	$245	$245	$—	$—

The Company’s FFAs are valued based on published quoted market prices. Investments in available for sale securities are valued based on published quoted market prices. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 1 of the fair value hierarchy.

NOTE 13: EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the years ended December 31, 2011, 2010 and 2009, were approximately $108, $122 and $105, respectively, which included a discretionary contribution of $15, $18, and $15, respectively.

Defined Benefit Pension Plan

The Company sponsors a legacy unfunded defined benefit pension plan that covers certain Bahamian and Uruguayan nationals and former Navios Corporation employees. The liability related to the plan is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long term liabilities. There are no pension plan assets.

The Greek office employees are protected by the Greek Labor Law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. The amount of the compensation is based on the number of years of service and the amount of the monthly remuneration including regular bonuses at the date of dismissal or retirement up to a maximum of two years salary. If the employees remain in the employment of the Company until normal retirement age, the entitled retirement compensation is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts for it under FASB guidance on employer’s accounting for pension.

Stock Plan

On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of shares of restricted stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two years and three years, respectively.

On December 17, 2009, the Company authorized the issuance of shares of restricted stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. Restricted stock and restricted stock units awarded on December 17, 2009 to its employees, officers and directors, are restricted for three years period.

On December 16, 2010 and on December 5, 2011, pursuant to the stock plan approved by the Board of Directors, Navios Holdings issued an additional 537,310 shares and 784,723 shares, respectively, of restricted common stock to its employees, which vest over three years.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

This restriction lapses in two or three equal tranches, over the requisite service periods, of one, two and three years from the grant date. Stock options have been granted to executives and directors only and vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option remains exercisable for seven years after its vesting date.

The fair value of all stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:

•

Expected term: The “simplified method” was used which includes taking the average of the weighted average time to vesting and the contractual term of the option award. The option awards vest over three years at 33.3%, 33.3% and 33.4% respectively, resulting in a weighted average time to vest of approximately 2 years. The contractual term of the award is 7 years. Utilizing the simplified approach formula, the derived expected term estimate for the Company’s option award is 4.5 years.

•

Expected volatility: The historical volatility of Navios Holdings’ shares was used in order to estimate the volatility of the stock option awards. The final expected volatility estimate (which equals the historical estimate is 68.14%, 81.52% and 68.86% for 2011, 2010 and 2009, respectively).

•	Expected dividends: The expected dividend is based on the current dividend, our historical pattern of dividend increases and the market price of our stock.

•

Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the “simplified method”. The 4.5 year yield-to-maturity rate as of the grant date is 5.43%, 1.81% and 3.64% for 2011, 2010 and 2009, respectively.

The fair value of restricted stock and restricted stock unit grants excludes dividends to which holders of restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted stock and restricted stock units grant is $0.06 for 2011, 2010 and 2009.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2011 was $1.43, $3.81 and $3.81, respectively.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2010 was $2.54, $5.15 and $5.15 respectively.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2009 was $2.59, $5.63 and $5.63 respectively.

The effect of compensation expense arising from the stock-based arrangements described above amounts to $4,252, $2,476 and $2,187 as of December 31, 2011, 2010 and 2009, respectively and it is reflected in general and administrative expenses on the income statement. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The summary of stock-based awards is summarized as follows (in thousands except share and per share data):

	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate intrinsic value
Options
Outstanding at January 1, 2009	859,266	—	—	2,233
Granted	405,365	5.87	—	1,049

Outstanding as of December 31, 2009	1,264,631	7.13	8.02	3,282
Vested at December 31, 2009	286,422	—	—	—
Exercisable at December 31, 2009	286,422
Outstanding at January 1, 2010	1,264,631	—	—	3,282
Exercised	(130,577)	—	—	(158)
Granted	954,842	5.15	—	2,422

Outstanding as of December 31, 2010	2,088,896	6.47	7.98	5,546
Vested at December 31, 2010	421,544	—	—	—
Exercisable at December 31, 2010	316,279	—	—	—
Outstanding at January 1, 2011	2,088,896	—	—	5,546
Exercised	(130,578)	—	—	(158)
Granted	1,344,353	3.81	—	1,929

Outstanding as of December 31, 2011	3,302,671	5.52	7.81	7,317
Vested at December 31, 2011	643,824	—	—	—
Exercisable at December 31, 2011	522,934	—	—	—
Restricted stock and restricted stock units
Outstanding as of January 1, 2009	380,339	—	—	2,403
Granted	384,149	—	—	2,164
Vested	(217,894)	—	—	(1,719)
Forfeited or expired	(22,457)	—	—	(127)

Non Vested as of December 31, 2009	524,137	—	2.3	2,721
Outstanding as of January 1, 2010	524,137	—	—	2,721
Granted	567,810	—	—	2,924
Vested	(276,879)	—	—	(1,283)
Forfeited or expired	(12,652)	—	—	(61)

Non Vested as of December 31, 2010	802,416	—	2.61	4,301
Outstanding as of January 1, 2011	802,416	—	—	4,301
Granted	813,273	—	—	3,098
Vested	(318,644)	—	—	(1,692)
Forfeited or expired	(9,869)	—	—	(54)

Non Vested as of December 31, 2011	1,287,176	—	2.49	5,653

The estimated compensation cost relating to non-vested stock option and restricted stock and restricted stock units awards not yet recognized was $2,871 and $4,255, respectively, as of December 31, 2011 and is expected to be recognized over the weighted average period of 1.9 and 2.49 years, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 14: COMMITMENTS AND CONTINGENCIES:

As of December 31, 2011, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (2010: $1,098) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is expected to be immaterial to the financial statements individually and in the aggregate and will not adversely affect the Company’s financial position, results of operations or liquidity.

In connection with the acquisition of Horamar, Navios Logistics recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of December 31, 2011, the remaining liability related to these pre-acquisition contingencies amounted to $2,764 ($4,674 in 2010; $6,003 in 2009) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

On July 19, 2011, in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, Navios Logistics had undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. The guarantee did not exceed $1,500 and remained in full force and effective until December 31, 2011.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through September 2024.

As of December 31, 2011, the Company committed to future remaining contractual deposits for the vessels to be delivered on various dates through April 2012. The future minimum commitments by period as of December 31, 2011 of the Company under its ship building contracts, were $9,291.

NOTE 15: LEASES

Chartered-in:

As of December 31, 2011 the Company’s future minimum commitments, net of commissions under chartered-in vessels were as follows:

Amount
2012	$117,574
2013	110,182
2014	110,649
2015	106,050
2016	97,934
2017 and thereafter	442,422

$984,811

Charter hire expense for Navios Holdings chartered-in vessels amounted to $113,550, $150,715 and $203,320, for the each of the years ended December 31, 2011, 2010 and 2009, respectively.

Charter hire expense for logistics business chartered-in vessels amounted to $5,910, $5,359 and $3,743, for the each of the years ended December 31, 2011, 2010 and 2009, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Chartered-out:

The future minimum revenue, net of commissions, for drybulk vessels expected to be earned on non-cancelable time charters is as follows:

Amount
2012	$251,953
2013	177,406
2014	121,773
2015	95,207
2016	94,871
2017 and thereafter	256,686

Total minimum revenue, net of commissions	$997,896

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

The future minimum revenue, net of commissions, for the Company’s logistics business, expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in Navios Logistics’ ports are as follows:

Amount
2012	$77,096
2013	53,646
2014	35,625
2015	20,781
2016	18,095
2017 and thereafter	—

Total minimum revenue, net of commissions	$205,243

Office space:

The future minimum commitments under lease obligations for office space are as follows:

Amount
2012	$2,212
2013	2,101
2014	2,044
2015	2,127
2016	2,151
2017 and thereafter	4,551

Total minimum lease payments	$15,186

Rent expense for office space amounted to $2,229, $2,115, and $1,830 for each of the years ended December 31, 2011, 2010 and 2009, respectively.

On January 2, 2006, the Company relocated its headquarters to new leased premises in Piraeus, Greece, under an eleven-year lease expiring in 2017. In 2001, the Company entered into a ten-year lease for office facilities in South Norwalk, Connecticut, that terminated during 2010. On October 30, 2006, the Company concluded an agreement with a third party to sublease approximately 2,000 square feet of its office premises in South Norwalk, Connecticut, with the same termination date of the prime lease. On October 31, 2007, the Company entered into a 12-year lease agreement for additional space for its offices in Piraeus and the lease agreement expires in 2019. On October 29, 2010, the existing lease agreement for its offices in Piraeus was amended to reduce the amount of space leased. On July 1, 2010, Kleimar entered into a new contract for the lease of approximately 632 square meters for its offices that expires in 2019. Navios Corporation also leases approximately 11,923 square feet of space at 825 3rd Avenue, New York pursuant to a lease that expires in 2019. Navios Logistics’ subsidiaries lease various premises in Argentina and Paraguay that expire in various dates through 2013. The above table incorporates the lease commitment on all offices as disclosed above.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 16: TRANSACTIONS WITH RELATED PARTIES

Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €473 (approximately $613) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece, of approximately 1,376.5 square meters to house part of the operations of the Company. On October 29, 2010, the existing lease agreement was amended to provide Navios ShipManagement Inc. with a lease for 1,122.75 square meters. The total annual lease payments are €370 (approximately $479) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility of approximately 253.75 square meters in Piraeus, Greece to house part of the operations of the Company. The total annual lease payments are €79 (approximately $103) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”), a brokerage firm for freight and shipping charters as a broker. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings has agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions paid to Acropolis for each of the years ended December 31, 2011, 2010 and 2009 were $17, $155 and $300, respectively. During the years ended December 31, 2011, 2010 and 2009, the Company received dividends of $602, $966, and $878, respectively, which have been eliminated upon consolidation. Included in the trade accounts payable at December 31, 2011 and 2010 was an amount of $125 and $121, respectively, which was due to Acropolis.

Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily initial term of the agreement is five years commencing from November 16, 2007. On October 27, 2009, the fixed fee period was extended for two years and the daily fees were amended to $4.5 per owned Ultra Handymax vessel, $4.4 per owned Panamax vessel and $5.5 per owned Capesize vessel. In October 2011, the fixed fee period was further extended until December 31, 2017 and the daily fees were amended to $4.7 per owned Ultra Handymax vessel, $4.6 per owned Panamax vessel and $5.7 per owned Capesize vessel until December 31, 2013. From January 2014 to December 2017, Navios Partners will reimburse Navios Holdings for all of the actual operating costs and expenses in connection with the management of Navios Partners’ fleet. Total management fees for the years ended December 31, 2011, 2010 and 2009 amounted to $23,643, $19,746 and $11,004, respectively.

Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010, for five years from the closing of Navios Acquisition’s initial vessel acquisition, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the management agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6.0 and $7.0 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300.0 per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the years ended December 31, 2011, 2010 and 2009 amounted to $35,678, $9,752 and $0, respectively. The management fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, as amended on October 21, 2011, Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2011, 2010 and 2009 amounted to $3,447, $2,750 and $1,843, respectively.

On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2011, 2010 and 2009 amounted to $1,527, $380 and $0, respectively.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2011, 2010 and 2009 amounted to $375, $0 and $0, respectively, which have been eliminated upon consolidation.

Balance due from affiliates: Balance due from affiliates as of December 31, 2011 amounted to $49,404 (December 31, 2010: $2,603) which included the current amounts due from Navios Partners and Navios Acquisition, of $4,089 (December 31, 2010: $2,603) and $45,315, respectively. The balances mainly consisted of management fees, administrative fees and other expenses. Additionally, the balance due from Navios Acquisition included reimbursement for drydocking costs.

Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.

Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners.

During 2009, Navios Holdings sold the Navios Apollon and the rights to the Navios Sagittarius to Navios Partners. The total sale price consisted of $66,600 in cash.

During 2010, Navios Holdings sold the following five vessels to Navios Partners the Navios Hyperion, the Navios Aurora II, the Navios Pollux, the Navios Melodia and the Navios Fulvia. The total sale price consisted of $425,000 in cash and $34,971 in common units (1,174,219 common units for the Navios Aurora II, 352,139 common units for the Navios Melodia and 436,231 common units for the Navios Fulvia) of Navios Partners.

During 2011, Navios Holdings sold two vessels to Navios Partners the Navios Luz and the Navios Orbiter. The total sale price consisted of $120,000 in cash and $10,000 in common units (507,916 common units) of Navios Partners.

The investment in the common units is classified as “Investments in available for sale securities.” The total gain from the sale of vessels was recognized at the time of sale in the statements of income under “Gain on sale of assets” (see Note 19). The remaining amount which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Other long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. As of December 31, 2011 and December 31, 2010, the unamortized deferred gain for all vessels and rights sold totaled $41,002 and $38,599, respectively, and for the years ended December 31, 2011, 2010 and 2009, Navios Holdings recognized $12,024, $18,694 and $11,871, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offerings of: (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 (plus 360,400 overallotment units in October 2009); (c) 4,000,000 common units in November 2009; (d) 3,500,000 common units (plus 525,000 overallotment units) in February 2010; (e) 4,500,000 common units (plus 675,000 overallotment units) in May 2010; (f) 5,500,000 common units (plus 825,000 overallotment units) in October 2010; and (g) 4,000,000 common units (plus 600,000 overallotment units) in April 2011, and the sale of all vessels from Navios Holdings to Navios Partners, Navios Holdings’ interest in Navios Partners is currently 27.1%, including a 2% GP interest.

Navios Bonavis: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000. With the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6,082. The 1,000,000 subordinated Series A units are included in “Investments in affiliates” (See Note 9).

Purchase of shares in Navios Acquisition: Refer to Note 3 for transactions related to the share purchase of Navios Acquisition.

As of March 30, 2011, immediately after the Navios Acquisition Share Exchange (see Note 3), Navios Holdings owned 18,331,551 shares or 45% of the outstanding voting stock of Navios Acquisition (see Note 1, 3). As a result, from March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company. Navios Acquisition has been accounted for under the equity method of accounting due to the Company’s significant influence over Navios Acquisition, which is based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be in substance common stock for accounting purposes. On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96%. See Note 3 for a discussion of recent changes to Navios Holdings’ voting power and economic interest in Navios Acquisition.

Acquisition of Eleven Product Tanker Vessels and Two Chemical Tanker Vessels: On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659 (see Note 3).

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Navios Acquisition Warrant Exercise Program: On September 2, 2010, Navios Acquisition announced the successful completion of its warrant program (the “Warrant Exercise Program”). Under the Warrant Exercise Program, holders of publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010. Navios Holdings exercised in cash 13,635,000 private warrants and paid $77,037. Navios Holdings currently holds no other warrants of Navios Acquisition.

The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and Navios Holdings received $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 basis points and a term of 18 months, maturing on April 1, 2012. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. Pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Following the issuance of the notes in October 2010 and during the first half of 2011, Navios Acquisition prepaid $6,000 of this facility and, during the second half of 2011, Navios Acquisition drew down $33,609 from the facility. As of December 31, 2011, the outstanding amount under this facility was $40,000 (2010: $12,391) and was recorded under “Loan receivable from affiliate companies”.

NOTE 17: PREFERRED AND COMMON STOCK

Navios Holdings

On February 14, 2008, the Board of Directors approved a share repurchase program for up to $50,000 of Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act, as amended (the “Exchange Act”). On October 20, 2008, Navios Holdings concluded such program with 6,959,290 shares repurchased, for a total consideration of $50,000.

In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. In October 2011, Navios Holdings repurchased 73,651 shares for a total cost of $221. There were no shares repurchased during December 31, 2010 and for the year ended December 31, 2009, 331,900 shares were repurchased under this program, for a total consideration of $717.

During the year ended December 31, 2008, Navios Holdings issued 1,351,368 shares of common stock, following the exercise of warrants generating proceeds of $6,756.

Issuances to Employees and Exercise of Options

On February 5, 2009, pursuant to the stock plan approved by the Board of Directors, Navios Holdings issued 55,675 shares of restricted common stock to its employees.

On December 17, 2009, pursuant to the stock option plan approved by the Board of Directors, Navios Holdings issued to its employees 308,174 shares of restricted common stock, 20,300 restricted stock units and 405,365 stock options.

On June 2, 2010, July 1, 2010 and September 9, 2010, 86,328, 15,000 and 29,249 shares, respectively, were issued following the exercise of the options exercised for cash at an exercise price of $3.18 per share for a total of $415.

On December 16, 2010, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued to its employees 537,310 shares of restricted common stock, 30,500 restricted stock units and 954,842 stock options.

On March 1, March 2, March 7, 2011 and June 23, 2011, pursuant to the stock plan approved by the Board of Directors, 18,281, 29,250, 68,047 and 15,000 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share for a total of $415.

On December 5, 2011, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued to its employees 784,273 shares of restricted common stock, 29,000 restricted stock units and 1,344,353 stock options.

Vested, Surrendered and Forfeited

On November 20 2009, and December 16, 2009, 2,090 and 4,037 restricted shares, respectively, were surrendered.

During 2009, 24,908 restricted stock units, issued to the Company’s employees in 2008, have vested.

During 2009, 22,457 shares of restricted common stock were forfeited upon termination of employment.

During 2010, 30,333 restricted stock units, issued to the Company’s employees in 2009 and 2008, have vested.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

During 2010, 3,550 restricted shares of common stock were forfeited upon termination of employment and 5,103 were surrendered.

During the year ended December 31, 2011, 8,869 restricted shares of common stock were forfeited upon termination of employment.

During 2011, 15,264 restricted stock units that were issued to the Company’s employees in 2009 and 2010, vested and 1,997 restricted shares of common stock were surrendered.

Issuances for Construction or Purchase of Vessels

On September 17, 2009 and on June 23, 2009, Navios Holdings issued 2,829 shares of Preferred Stock (fair value $12,905) and 1,870 shares of Preferred Stock (fair value $7,177), respectively, at $10.0 nominal value per share to partially finance the construction of three Capesize vessels.

On November 25, 2009, Navios Holdings issued 1,702 shares of Preferred Stock (fair value $8,537) at $10.0 nominal value per share to partially finance the acquisition of the Navios Aurora II.

On December 17, 2009, Navios Holdings issued 357,142 shares of common stock upon conversion of 500 shares of Preferred Stock issued on September 18, 2009 to partially finance the acquisition of the Navios Celestial.

On December 23, 2009, on January 20, 2010 and on January 27, 2010, Navios Holdings issued 1,800 shares of Preferred Stock (fair value $9,162), 1,780 shares of Preferred Stock (fair value $10,550) and 300 shares of Preferred Stock (fair value $1,651) at $10.0 nominal value per share to partially finance the acquisition of the Navios Stellar, the Navios Antares and the construction of the Navios Azimuth, respectively. The Navios Antares was delivered to Navios Holdings on January 20, 2010.

On July 31, 2010 and on August 31, 2010, Navios Holdings issued 2,500 shares of Preferred Stock (fair value $12,421) and 1,870 shares of Preferred Stock (fair value $9,093) at $10.0 nominal value per share to partially finance the acquisition of the Navios Melodia and the Navios Fulvia, respectively. The Navios Melodia and the Navios Fulvia were delivered to Navios Holdings on September 20, 2010 and October 1, 2010, respectively.

On October 29, 2010 and November 17, 2010, Navios Holdings issued 2,500 shares of Preferred Stock (fair value $13,120) and 980 shares of Preferred Stock (fair value $4,710), respectively, at $10.0 nominal value per share to partially finance the construction of the Navios Buena Ventura and the Navios Luz.

On December 3, 2010 and December 17, 2010, Navios Holdings issued 980 shares of Preferred Stock (fair value $4,705) and 2,500 shares of Preferred Stock (fair value $11,402), respectively, at $10.0 nominal value per share to partially finance the construction of the Navios Etoile and the Navios Bonheur.

All above mentioned issued shares of 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) were recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.

Buyback of $131,320 2% Preferred Stock

On December 27, 2010, Navios repurchased $131,320 (or 13,132 shares) of certain 2% Preferred Stock previously issued in connection with the acquisition of Capesize vessels for a cash consideration of $49,245, reflecting a 62.5% discount to the face amount (or nominal value).

Following the issuances and cancellations of the shares described above, Navios Holdings had as of December 31, 2011 and 2010, 102,409,364 and 101,563,766 shares of common stock, respectively, and 8,479 Preferred Stock outstanding for both years.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Navios Acquisition

Preferred Stock

Navios Acquisition is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

On September 17, 2010, Navios Acquisition issued 3,000 shares of Series A Convertible Preferred Stock (fair value of $5,619) to an independent third party as a consideration for certain consulting and advisory fees. Navios Acquisition valued these shares on and accounted for these shares as issued and outstanding from September 17, 2010 since all services had been provided. The $5,619 has been recorded in the accompanying financial statements as general and administrative expenses. Under the terms of the consulting agreement, the preferred stock will be distributed in tranches of 300 shares every six months commencing on June 30, 2011 and ending on December 15, 2015. Accordingly, the shares of Series A Preferred Stock and the shares of common stock underlying them, will only be eligible for transfer upon distribution to the holder. The preferred stock has no voting rights, is only convertible into shares of common stock and does not participate in dividends until such time as the shares are converted into common stock. The holder of the preferred stock also has the right to convert their shares to common stock subject to certain terms and conditions at any time after distribution at a conversion price of $35.00 per share of common stock. Any shares of preferred stock remaining outstanding on December 31, 2015 shall automatically convert into shares of common stock at a conversion price of $25.00 per share of common stock. The fair market value on September 17, 2010 was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.

On October 29, 2010 Navios Acquisition issued 540 shares of Series B Convertible Preferred Stock (fair value $1,649) to the seller of the two newbuild LR1 product tankers the Company recently acquired. The preferred stock contains a 2% per annum dividend payable quarterly starting on January 1, 2011 and upon declaration by Navios Acquisition’s Board commences payment on March 31, 2011. The Series B Convertible Preferred Stock, plus any accrued but unpaid dividends, will mandatorily convert into shares of common stock as follows: 30% of the outstanding amount will convert on June 30, 2015 and the remaining outstanding amounts will convert on June 30, 2020 at a price per share of common stock not less than $25.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $35.00 per share of common stock. The preferred stock does not have any voting rights. The fair value on October 29, 2010 was determined using a binomial valuation model. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date.

Fees incurred in connection with the issuance of the above preferred shares amounted to $1,805.

Common Stock

On November 19, 2010, Navios Acquisition completed the public offering of 6,500,000 shares of common stock at $5.50 per share and raised gross proceeds of $35,750. The net proceeds of this offering, including the underwriting discount of $1,787 and excluding offering costs of $561 were approximately $33,963. Following this transaction, as of December 31, 2010, Navios Holdings owned 26,007,551 shares or 53.7% of the outstanding common stock of Navios Acquisition.

Warrant Exercise Program

On September 2, 2010, Navios Acquisition completed the Warrant Exercise Program. Under the Warrant Exercise Program, holders of Public Warrants had the opportunity to exercise the Public Warrants on enhanced Terms through August 27, 2010.

The Warrant Exercise Program was coupled with a consent solicitation accelerating the ability of Navios Holdings and its officers and directors to exercise certain private warrants on the same terms available to the Public Warrants during the Warrant Exercise Program.

As a result of the above:

•	19,246,056 Public Warrants (76.13% of the Public Warrants then outstanding) were exercised on a cashless basis at an exchange rate of 4.25 Public Warrants for one share of common stock;

•

$78,342 of gross cash proceeds were raised from the exercise of 15,950 of the Public Warrants by payment of $5.65 cash exercise price, and 13,850,000 private warrants owned by Navios Holdings and Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer, and total expenses associated with the Warrant Exercise Program were $3,364;

•	a portion of the private warrants exercised were held by officers and directors of Navios Acquisition, 15,000 and 75,000 were exercised on a cash basis and cashless basis, respectively; and

•	18,412,053 new shares of common stock were issued.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 18: INTEREST EXPENSE AND FINANCE COST, NET

Interest expense and finance cost, net consist of the following:

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Interest expense	$101,011	$91,527	$56,616
Amortization of finance charges	5,198	6,065	4,279
Other	972	8,430	2,723

Total interest expense and finance cost, net	$107,181	$106,022	$63,618

NOTE 19: DISPOSAL OF ASSETS

The Company disposed of the following assets in 2011:

Navios Luz
Cash consideration received	$71,975
Shares consideration received	6,000
Book value of vessel Navios Luz sold to Navios Partners	(53,548)

Total gain	24,427
Deferred gain (see Note 16)	(6,623)

Gain recognized on sale of Navios Luz		$17,804

Navios Orbiter
Cash consideration received	$47,984
Shares consideration received	4,000
Book value of vessel Navios Orbiter sold to Navios Partners	(23,198)

Total gain	28,786
Deferred gain (see Note 16)	(7,804)

Gain recognized on sale of Navios Orbiter		$20,982

Gain from sale of other assets		$36

Total gain on sale of assets		$38,822

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The Company disposed of the following assets in 2010:

Navios Hyperion
Cash consideration received	$63,000
Book value of vessel Navios Hyperion sold to Navios Partners	(25,168)

Total gain	37,832
Deferred gain (see Note 16)	(13,996)

Gain recognized on sale of Navios Hyperion		$23,836

Navios Aurora II
Cash consideration received	$90,000
Shares consideration received	20,326
Book value of vessel Navios Aurora II sold to Navios Partners	(109,508)

Total gain	818
Deferred gain (see Note 16)	(271)

Gain recognized on sale of Navios Aurora II		$547

Navios Pollux
Cash consideration received	$110,000
Book value of vessel Navios Pollux sold to Navios Partners	(107,452)

Total gain	2,548
Deferred gain (see Note 16)	(797)

Gain recognized on sale of Navios Pollux		$1,751

Navios Melodia
Cash consideration received	$72,100
Shares consideration received	6,687
Book value of vessel Navios Melodia sold to Navios Partners	(68,757)

Total gain	10,030
Deferred gain (see Note 16)	(2,876)

Gain recognized on sale of Navios Melodia		$7,154

Navios Fulvia
Cash consideration received	$89,900
Shares consideration received	8,284
Book value of vessel Navios Fulvia sold to Navios Partners	(67,211)

Total gain	30,973
Deferred gain (see Note 16)	(8,880)

Gain recognized on sale of Navios Fulvia		$22,093

Vanessa
Cash consideration received	$18,250
Book value of finance lease of vessel Vanessa	(18,250)

		$—

Gain from sale of other assets		$51

Total gain on sale of assets		$55,432

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The net proceeds from the transfer of assets and liabilities of Navios Holdings to Navios Acquisition in exchange for cash consideration, were $40,832 and were released from Navios Acquisitions’ trust account.

The Company disposed of the following assets in 2009:

Navios Apollon
Cash consideration received	$32,000
Book value of vessel Apollon sold to Navios Partners	(25,131)

Total gain	6,869
Deferred gain (see Note 16)	(2,874)

Gain recognized on sale of Navios Apollon		$3,995

Navios Sagittarius
Cash consideration received	$34,600
Book value of purchase option of Navios Sagittarius sold to Navios Partners	(2,885)
Book value of favorable lease term of Navios Sagittarius sold to Navios Partners	(1,423)

Total gain	30,292
Deferred gain (see Note 16)	(13,510)

Gain recognized on sale of rights of Navios Sagittarius to Navios Partners		$16,782

Gain from sale of other assets		$8

Total gain on sale of assets		$20,785

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 20: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Drybulk Vessel Operations and Logistics Business, and previously had a Tanker Vessel Operations segment until the deconsolidation of Navios Acquisition on March 30, 2011. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. Starting in 2008, following the acquisition of Horamar and the formation of Navios Logistics, the Company renamed its Port Terminal Segment as its Logistics Business segment, and this segment includes the activities of Horamar, which provides similar products and services in the region as Navios Holdings’ legacy port facility. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region. Also following the formation of Navios Acquisition and until March 30, 2011 when Navios Acquisition’s deconsolidation took place, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consisted of the transportation and handling of liquid cargoes through the ownership, operation, and trading of tanker vessels.

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations for the Year Ended December 31, 2011	Logistics Business for the Year Ended December 31, 2011	Tanker Vessel Operations for the Year Ended December 31, 2011	Total for the Year Ended December 31, 2011
Revenue	$429,538	$234,687	$25,130	$689,355
Loss on derivatives	(165)	—	—	(165)
Interest income	2,899	843	378	4,120
Interest expense and finance cost, net	(81,379)	(17,074)	(8,728)	(107,181)
Depreciation and amortization	(76,734)	(22,616)	(8,045)	(107,395)
Equity in net earnings of affiliated companies	35,246	—	—	35,246
Net income/(loss) attributable to Navios Holdings common stockholders	77,717	(125)	(36,781)	40,811
Total assets	2,478,400	435,424	—	2,913,824
Goodwill	56,240	104,096	—	160,336
Capital expenditures	115,830	70,598	7,528	193,956
Investment in affiliates	117,088	—	—	117,088
Cash and cash equivalents	130,567	40,529	—	171,096
Restricted cash	6,399	—	—	6,399
Long term debt (including current and non current portion)	$1,252,889	$200,668	$—	$1,453,557

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations for the Year Ended December 31, 2010	Logistics Business for the Year Ended December 31, 2010	Tanker Vessel Operations for the Year Ended December 31, 2010	Total for the Year Ended December 31, 2010
Revenue	$458,377	$187,973	$33,568	$679,918
Gain on derivatives	4,064	—	—	4,064
Interest income	2,568	297	777	3,642
Interest income from investments in finance leases	877	—	—	877
Interest expense and finance cost, net	(85,720)	(4,526)	(15,776)	(106,022)
Depreciation and amortization	(69,458)	(22,215)	(10,120)	(101,793)
Equity in net earnings of affiliated companies	40,585	—	—	40,585
Net income/(loss) attributable to Navios Holdings common stockholders	151,241	5,600	(11,084)	145,757
Total assets	2,141,770	548,382	986,615	3,676,767
Goodwill	56,239	104,096	14,722	175,057
Capital expenditures	(387,310)	(15,885)	(179,582)	(582,777)
Investment in affiliates	18,695	—	—	18,695
Cash and cash equivalents	106,846	39,204	61,360	207,410
Restricted cash (including current and non current portion)	19,214	564	33,799	53,577
Long term debt (including current and non current portion)	$1,239,070	$127,422	$709,418	$2,075,910

	Drybulk Vessel Operations for the Year Ended December 31, 2009	Logistics Business for the Year Ended December 31, 2009	Tanker Vessel Operations for the Year Ended December 31, 2009	Total for the Year Ended December 31, 2009
Revenue	$459,786	$138,890	$—	$598,676
Gain on derivatives	375	—	—	375
Interest income	1,688	11	—	1,699
Interest income from investments in finance leases	1,330	—	—	1,330
Interest expense and finance cost, net	(59,371)	(4,247)	—	(63,618)
Depreciation and amortization	(52,281)	(21,604)	—	(73,885)
Equity in net earnings of affiliated companies	29,222	—	—	29,222
Net income attributable to Navios Holdings common stockholders	62,584	5,350	—	67,934
Total assets	2,430,710	504,472	—	2,935,182
Goodwill	56,239	91,677	—	147,916
Capital expenditures	(751,659)	(26,799)	—	(778,458)
Investment in affiliates	13,042	—	—	13,042
Cash and cash equivalents	147,006	26,927	—	173,933
Restricted cash (including current and non current portion)	105,484	1,674	—	107,158
Long term debt (including current and non current portion)	$1,502,313	$120,393	$—	$1,622,706

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The following table sets out operating revenue by geographic region for the Company’s reportable segments. Drybulk Vessel Operation, Tanker Vessel Operation and Logistics Business revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk vessels and tanker vessels operate worldwide. Logistics business operates different types of tanker vessels, pushboats, and wet and dry barges for delivering a wide range of products between ports in the Paraná, Paraguay and Uruguay River systems in South America (commonly known as the “Hidrovia” or the “waterway”).

Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
North America	$20,157	$22,856	$34,366
Europe	144,846	119,286	77,976
Asia	283,275	335,039	322,346
South America	234,688	193,830	145,831
Other	6,389	8,907	18,157

Total	$689,355	$679,918	$598,676

The following describes long-lived assets by country for the Company’s reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for drybulk vessels amounted to $1,415,225 and $1,421,301 at December 31, 2011 and 2010, respectively, and for tanker vessels amounted to $0 and $529,659 at December 31, 2011 and 2010, respectively. For Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics business amounted to $282,975 and $236,200 at December 31, 2011 and 2010, respectively.

NOTE 21: EARNINGS PER COMMON SHARE

Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period.

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Numerator:
Net income attributable to Navios Holdings common stockholders	$40,811	$145,757	$67,934
Less:
Dividend on Preferred Stock	(1,696)	(2,450)	(909)

Income available to Navios Holdings common stockholders, basic	$39,115	$143,307	$67,025

Plus:
Dividend on Preferred Stock	1,696	2,450	909
Interest on convertible debt and amortization of convertible bond discount	—	1,121	1,107

Income available to Navios Holdings common stockholders, diluted	$40,811	$146,878	$69,041

Denominator:
Denominator for basic net income per share attributable to Navios Holdings stockholders — weighted average shares	100,926,448	100,518,880	99,924,587
Dilutive potential common shares	918,204	735,316	533,075
Convertible preferred stock and convertible debt	8,479,000	14,928,160	4,736,997
Dilutive effect of securities	9,397,204	15,663,476	5,270,072
Denominator for diluted net income per share attributable to Navios Holdings stockholders — adjusted weighted shares and assumed conversions	110,323,652	116,182,356	105,194,659

Basic net income per share attributable to Navios Holdings stockholders	$0.39	$1.43	$0.67

Diluted net income per share attributable to Navios Holdings stockholders	$0.37	$1.26	$0.66

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 22: INCOME TAXES

Marshall Islands, Greece, Malta, Liberia, Panama and Malta, do not impose a tax on international shipping income. Under the laws of Marshall Islands, Greece, Liberia and Panama the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

Certain of the Company’s subsidiaries are registered as Law 89 companies in Greece. These Law 89 companies are exempt from Greek income tax on their income derived from certain activities related to shipping. Since all the Law 89 companies conduct only business activities that qualify for the exemption of Greek income tax, no provision has been made for Greek income tax with respect to income derived by these Law 89 companies from their business operations in Greece.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, management of the Company believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.

In Belgium profit from ocean shipping is taxable based on the tonnage of the sea-going vessels from which the profit is obtained (“tonnage tax”) or taxation is based on the regular income tax rate of 33.99% applying the special optional system of depreciations of new or second hand vessels. From 2008 onwards, the Company qualifies for the first method of taxation. Following the acquisition by a Belgian tax payer, sea-going vessels and shares in such new vessels receive tax allowances as follows:

•	for the financial year of putting into service: maximum depreciation 20% straight line;

•	for each of the two following financial years: maximum depreciation of 15% straight line;

•	then per financial year up to the complete writing off: maximum depreciation of 10% straight line.

The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2011 and 2010 is mainly attributable to Kleimar and to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

CNSA is located in a tax free zone and is not liable to income or other tax. Navios Logistics’ operations in Uruguay are exempted from income taxes.

Income tax liabilities of the Argentinean companies for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using a tax rate of 35% on the taxable net income. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end the fiscal year, Argentinean companies in Argentina have to calculate an assets tax (“Impuesto a la Ganancia Minima Presunta” or Alternative Minimum Tax). This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Alternative Minimum Tax. However, if the Alternative Minimum Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Alternative Minimum Tax that may arise in the next ten fiscal years.

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.2% for the year ended December 31, 2011 (4.3% for 2010).

There are two possible options to determine the income tax liability of Paraguayan companies. Under the first option income tax liabilities for the current and prior periods are measured by applying the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay, Alternatively, only 30% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The corporate income tax rate in Brazil and Paraguay is 34% and 10%, respectively, for the year ended December 31, 2011.

The Company’s deferred taxes as of December 31, 2011 and 2010, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with the Horamar acquisition.

As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2006 and 2007. Argentinean companies have open tax years ranging from 2005 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2006 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

NOTE 23: NONCONTROLLING INTEREST

Navios Logistics

Following the acquisition of Horamar in January 2008, Navios Holdings owned 65.5% (excluding 504 shares still kept in escrow as of December 31, 2009, pending the achievement of final EBITDA target) of the outstanding common stock of Navios Logistics. On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Following the release of the remaining shares that were held in escrow, Navios Holdings owned 63.8% of Navios Logistics.

On July 25, 2011, the Company acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”). The Company paid a total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements. The transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction.

Navios Acquisition

On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30,474, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes.

On November 4, 2011, of the 1,378,122 contingently returnable shares of common stock of Navios Acquisition that were issued on September 10, 2010 and deposited into escrow for the VLCC Acquisition, 1,160,963 shares were released to the sellers and the remaining 217,159 shares were returned to Navios Acquisition in settlement of representations and warranties attributable to the prior sellers. As of December 31, 2011, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The table below reflects the movement in noncontrolling interest for the years ended December 31, 2011 and 2010:

Noncontrolling interest December 31, 2009	$135,270
Consolidation of Navios Acquisition	65,157
Navios Acquisition consultancy fees	5,619
Navios Acquisition – equity issuance and warrant exercise (net of $3,364 of program related expenses) including reallocation adjustments	50,530
Navios Acquisition – equity consideration for VLCC acquisition (Note 3)	10,744
Navios Acquisition – dividends paid	(1,120)
Navios Logistics – reallocation of non-controlling interest	(19,501)
Navios Logistics – equity issuance	1,350
Navios Logistics – release of escrow shares (Note 3)	10,869
Navios Logistics dividends to noncontrolling shareholders	(470)
Loss for the year	(488)

Noncontrolling interest December 31, 2010	$257,960
Dividends paid by subsidiary to noncontrolling shareholders on common stock and preferred stock	(1,148)
Preferred stock dividends of subsidiary attributable to the noncontrolling interest	15
Navios Acquisition deconsolidation (Note 3)	(125,184)
Navios Logistics acquisition of noncontrolling interest (including transaction expenses)	(15,563)
Profit for the year	506

Noncontrolling interest December 31, 2011	$116,586

NOTE 24: INVESTMENT IN AVAILABLE FOR SALE SECURITIES

As part of the consideration received from the sale of Navios Hope to Navios Partners in July 2008, the Company received 3,131,415 common units of Navios Partners.

On March 18, 2010, Navios Holdings sold the Navios Aurora II to Navios Partners for $110,000. Out of the $110,000 purchase price, $90,000 was paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners.

On November 15, 2010, Navios Holdings sold the Navios Melodia and the Navios Fulvia to Navios Partners for a total of $177,000, out of which $162,000 was paid in cash and the remaining amount was paid through the receipt of 788,370 common units in Navios Partners.

On May 19, 2011, Navios Holdings sold the Navios Luz and the Navios Orbiter to Navios Partners for a total of $130,000, out of which $120,000 was paid in cash and the remaining amount was paid through the receipt of 507,916 newly issued common units of Navios Partners.

In January 2011, Korea Line Corporation (“KLC”) filed for receivership, which is a reorganization under South Korean bankruptcy law. Navios Holdings reviewed the matter in concert with the credit default insurers, as five vessels of its core fleet are chartered out to KLC. The contracts for these vessels have been temporarily suspended and the vessels have been rechartered to third parties for variable charter periods. Upon completion of the suspension period, the contracts with the original charterers will resume at amended terms. The obligations of the insurer are reduced by an amount equal to the mitigation charter hire revenues earned under the contracts with third parties and/or the original charters or the applicable deductibles for any idle periods. The Company has filed claims for all unpaid amounts by KLC in respect of the employment of the five vessels in the KLC corporate rehabilitation proceedings.

On November 24, 2011, Navios Holdings received and will retain in total 11,413 shares of KLC for three of its vessels, as partial compensation for the claims filed under the Korean court. As of December 31, 2011, the carrying amount of the AFS securities related to KLC were $332.

All above common units that the Company received from the sale of the vessels to Navios Partners and the shares received from KLC were accounted for under guidance for available-for-sale securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statements of income. The Company has no other types of available for sale securities.

As of December 31, 2011 and 2010, the carrying amounts of the AFS Securities were $82,904 and $99,078, respectively, and the unrealized holding gains related to these AFS Securities included in “Accumulated Other Comprehensive Income/ (Loss)” were $6,166, $32,624 and $15,156, respectively, as of December 31, 2011, 2010 and 2009. During 2011, 2010, and 2009, the Company recognized in earnings realized losses amounting to $0, $0 and $13,778, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 25: OTHER FINANCIAL INFORMATION

The Company’s 8.125% senior notes issued on January 28, 2011 are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of NMF, Navios Maritime Finance (US) Inc., Navios Acquisition and its subsidiaries and Navios Logistics and its subsidiaries and designated as unrestricted subsidiaries or those not required by the indenture (see Note 11). The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned. On and after March 30, 2011, following the Navios Acquisition Share Exchange, Navios Acquisition is no longer a subsidiary of Navios Holdings.

The following table presents consolidated financial information related to the guarantees of the Company’s 8.125% senior notes.

See Note 3 for a discussion of changes to Navios Holdings’ voting power and economic interest in Navios Acquisition. These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

Statement of comprehensive income for the year ended December 31, 2011	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$419,945	$269,410	$—	$689,355
Time charter, voyage and logistic business expenses	—	(164,230)	(109,082)	—	(273,312)
Direct vessel expenses	—	(42,333)	(74,936)	—	(117,269)
General and administrative expenses	(15,473)	(22,509)	(14,870)	—	(52,852)
Depreciation and amortization	(2,810)	(72,769)	(31,816)	—	(107,395)
Provision for losses on accounts receivable	—	253	(492)	—	(239)
Interest income	584	2,292	1,244	—	4,120
Interest expense and finance cost, net	(61,960)	(18,988)	(26,233)	—	(107,181)
Loss on derivatives	—	(165)	—	—	(165)
Gain on sale of assets	—	38,787	35	—	38,822
Loss on bond extinguishment	(21,199)	—	—	—	(21,199)
Loss on change in control	(35,325)	—	—	—	(35,325)
Other income	362	594	704	—	1,660
Other expense	(181)	(3,056)	(9,753)	—	(12,990)

(Loss) / income before equity in net earnings of affiliated companies	(136,002)	137,821	4,211	—	6,030
Income/(loss) from subsidiaries	154,018	4,192	—	(158,210)	—
Equity in net earnings of affiliated companies	22,795	12,451	—	—	35,246

Income/(loss) before taxes	40,811	154,464	4,211	(158,210)	41,276
Income taxes	—	(292)	348	—	56

Net income/(loss)	40,811	154,172	4,559	(158,210)	41,332
Less: Net income attributable to the noncontrolling interest	—	—	(506)	—	(506)
Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—	12
Preferred stock dividends of subsidiary	—	—	(27)	—	(27)

Net income/(loss) attributable to Navios Holdings common stockholders	$40,811	$154,172	$4,038	$(158,210)	$40,811

Other comprehensive loss
Unrealized holdings loss on investments in available for sale	(26,458)	—	—	—	(26,458)

Total other comprehensive loss	(26,458)	—	—	—	(26,458)

Total comprehensive income	14,353	154,172	4,544	(158,210)	14,859
Comprehensive income attributable to noncontrolling interest	—	—	(506)	—	(506)

Total comprehensive income attributable to Navios Holdings common stockholders	14,353	154,172	4,038	(158,210)	14,353

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Statement of comprehensive income for the year ended December 31, 2010	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$432,703	$247,215	$—	$679,918
Time charter, voyage and logistic business expenses	—	(202,599)	(83,537)	—	(286,136)
Direct vessel expenses	—	(30,267)	(67,264)	—	(97,531)
General and administrative expenses	(15,661)	(20,833)	(22,110)	—	(58,604)
Depreciation and amortization	(2,811)	(62,188)	(36,794)	—	(101,793)
Provision for losses on accounts receivable	—	(3,992)	(668)	—	(4,660)
Interest income from finance leases	—	877	—	—	877
Interest income	961	2,232	449	—	3,642
Interest expense and finance cost, net	(71,001)	(11,989)	(23,032)	—	(106,022)
Gain/(loss) on derivatives	5,888	(1,824)	—	—	4,064
Gain on sale of assets	—	55,379	53	—	55,432
Gain on change in control	17,742	—	—	—	17,742
Other income	3,891	5,012	569	—	9,472
Other expense	—	(3,248)	(8,055)	—	(11,303)

(Loss)/income before equity in net earnings of affiliated companies	(60,991)	159,263	6,826	—	105,098
Income/(loss) from subsidiaries	184,222	14,242	—	(198,464)	—
Equity in net earnings of affiliated companies	22,526	18,059	—	—	40,585

Income/(loss) before taxes	145,757	191,564	6,826	(198,464)	145,683
Income taxes	—	(350)	(64)	—	(414)

Net income/(loss)	145,757	191,214	6,762	(198,464)	145,269
Less: Net loss attributable to the noncontrolling interest	—	—	488	—	488

Net income/(loss) attributable to Navios Holdings common stockholders	$145,757	$191,214	$7,250	$(198,464)	$145,757

Other comprehensive income
Unrealized holdings gain on investments in available for sale	17,468	—	—	—	17,468

Total other comprehensive income	17,468	—	—	—	17,468

Total comprehensive income	163,225	191,214	6,762	(198,464)	162,737
Comprehensive loss attributable to noncontrolling interest	—	—	488	—	488

Total comprehensive income attributable to Navios Holdings common stockholders	163,225	191,214	7,250	(198,464)	163,225

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Statement of comprehensive income for the year ended December 31, 2009	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$426,977	$171,699	$—	$598,676
Time charter, voyage and logistic business expenses	—	(259,817)	(56,926)	—	(316,743)
Direct vessel expenses	—	(25,726)	(42,823)	—	(68,549)
General and administrative expenses	(16,149)	(18,159)	(9,589)	—	(43,897)
Depreciation and amortization	(2,810)	(45,089)	(25,986)	—	(73,885)
Provision for losses on accounts receivable	—	(818)	(1,419)	—	(2,237)
Interest income from investments in finance leases	—	1,330	—	—	1,330
Interest income	184	1,476	39	—	1,699
Interest expenses and finance cost, net	(53,067)	(4,356)	(6,195)	—	(63,618)
Gain/(loss) on derivatives	5,863	(5,410)	(78)	—	375
Gain on sale of assets	—	20,785	—	—	20,785
Other income	6,083	(314)	980	—	6,749
Other expense	(13,831)	(1,947)	(4,730)	—	(20,508)

(Loss)/income before equity in net earnings of affiliated companies	(73,727)	88,932	24,972	—	40,177
Income/(loss) from subsidiaries	125,883	23,805	—	(149,688)	—
Equity in net earnings of affiliated companies	15,778	13,444	—	—	29,222

Income before taxes	67,934	126,181	24,972	(149,688)	69,399
Income tax/(expense)/benefit	—	(298)	1,863	—	1,565

Net income	67,934	125,883	26,835	(149,688)	70,964
Less: Net income attributable to the noncontrolling interest	—	—	(3,030)	—	(3,030)

Net income/(loss) attributable to Navios Holdings common stockholders	$67,934	$125,883	$23,805	$(149,688)	$67,934

Other comprehensive Income
Unrealized holdings gain on investments in available for sale	23,956	—	—	—	23,956
Reclassification to earnings	13,778	—	—	—	13,778

Total other comprehensive income	37,734	—	—	—	37,734

Total comprehensive income	105,668	125,883	26,835	(149,688)	108,698
Comprehensive income attributable to noncontrolling interest	—	—	(3,030)	—	(3,030)

Total comprehensive income attributable to Navios Holdings common stockholders	$105,668	$125,883	$23,805	$(149,688)	$105,668

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2011	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$74,160	$56,407	$40,529	$—	$171,096
Restricted cash	2,597	3,802	—	—	6,399
Accounts receivable, net	—	69,545	31,841	—	101,386
Intercompany receivables	71,516	—	65,247	(136,763)	—
Short-term derivative assets	—	1,279	—	—	1,279
Due from affiliate companies	1,300	50,254	(2,150)	—	49,404
Prepaid expenses and other current assets	(14)	27,534	13,890	—	41,410

Total current assets	149,559	208,821	149,357	(136,763)	370,974
Deposit for vessel acquisitions	—	63,814	—	—	63,814
Vessels, port terminal and other fixed assets, net	—	1,417,858	350,088	—	1,767,946
Loan receivable from affiliate company	40,000	—	—	—	40,000
Investments in subsidiaries	1,394,619	267,296	—	(1,661,915)	—
Investment in available for sale securities	82,572	332	—	—	82,904
Investment in affiliates	116,855	233	—	—	117,088
Deferred financing costs, net	15,543	6,724	6,955	—	29,222
Deferred dry dock and special survey costs, net	—	12,294	7,119	—	19,413
Other long term assets	—	15,429	3,425	—	18,854
Goodwill and other intangibles	98,001	137,649	167,959	—	403,609

Total non-current assets	1,747,590	1,921,629	535,546	(1,661,915)	2,542,850

Total assets	$1,897,149	$2,130,450	$684,903	$(1,798,678)	$2,913,824

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	28,743	23,370	—	52,113
Accrued expenses	16,864	31,084	15,922	—	63,870
Deferred income and cash received in advance	—	24,065	4,492	—	28,557
Dividends payable	6,149	—	—	—	6,149
Intercompany payables	—	134,764	1,999	(136,763)	—
Capital lease obligations	—	—	31,221	—	31,221
Current portion of long term debt	7,382	62,642	69	—	70,093

Total current liabilities	30,395	281,298	77,073	(136,763)	252,003
Long term debt, net of current portion	807,648	375,217	200,599	—	1,383,464
Long term liabilities	—	35,140	3,072	—	38,212
Unfavorable lease terms	—	44,825	—	—	44,825
Deferred tax liability	—	—	19,628	—	19,628

Total non-current liabilities	807,648	455,182	223,299	—	1,486,129

Total liabilities	838,043	736,480	300,372	(136,763)	1,738,132
Noncontrolling interest	—	—	116,586	—	116,586
Total Navios Holdings stockholders’ equity	1,059,106	1,393,970	267,945	(1,661,915)	1,059,106

Total liabilities and stockholders’ equity	$1,897,149	$2,130,450	$684,903	$(1,798,678)	$2,913,824

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2010	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$6,323	$97,676	$103,411	$—	$207,410
Restricted cash	15,726	3,488	15,576	—	34,790
Accounts receivable, net	—	48,731	21,657	—	70,388
Intercompany receivables	173,796	—	77,705	(251,501)	—
Short-term derivative assets	—	1,420	—	—	1,420
Due from affiliate companies	—	3,422	(819)	—	2,603
Prepaid expenses and other current assets	164	17,410	15,780	—	33,354

Total current assets	196,009	172,147	233,310	(251,501)	349,965
Deposit for vessel acquisitions	—	80,834	296,690	—	377,524
Vessels, port terminal and other fixed assets, net	—	1,345,983	903,694	—	2,249,677
Loan receivable from affiliate company	12,391	—	(12,391)	—	—
Restricted cash	—	—	18,787	—	18,787
Long term derivative assets	—	149	—	—	149
Investments in subsidiaries	1,405,723	256,178	—	(1,661,901)	—
Investment in available for sale securities	99,078	—	—	—	99,078
Investment in affiliates	18,301	394	—	—	18,695
Deferred financing costs, net	13,321	3,779	20,655	—	37,755
Deferred dry dock and special survey costs, net	—	9,312	2,695	—	12,007
Other long term assets	—	4,933	5,437	—	10,370
Goodwill and other intangibles	100,812	155,838	246,110	—	502,760

Total non-current assets	1,649,626	1,857,400	1,481,677	(1,661,901)	3,326,802

Total assets	$1,845,635	$2,029,547	$1,714,987	$(1,913,402)	$3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	22,120	27,376	—	49,496
Accrued expenses	7,465	31,546	23,406	—	62,417
Deferred income and cash received in advance	—	14,299	3,383	—	17,682
Dividends payable	6,094	—	1,120	—	7,214
Intercompany payables	—	243,967	7,534	(251,501)	—
Short term derivative liability	—	245	—	—	245
Capital lease obligations	—	—	1,252	—	1,252
Current portion of long term debt	7,929	29,361	26,007	—	63,297

Total current liabilities	21,488	341,538	90,078	(251,501)	201,603
Long term debt, net of current portion	764,564	340,717	907,332	—	2,012,613
Capital lease obligations, net of current portion	—	—	31,009	—	31,009
Other long term liabilities	—	30,983	5,037	—	36,020
Unfavorable lease terms	—	51,264	5,611	—	56,875
Deferred tax liability	—	—	21,104	—	21,104

Total non-current liabilities	764,564	422,964	970,093	—	2,157,621

Total liabilities	786,052	764,502	1,060,171	(251,501)	2,359,224
Noncontrolling interest	—	—	257,960	—	257,960

Total Navios Holdings stockholders’ equity	1,059,583	1,265,044	396,857	(1,661,901)	1,059,583

Total liabilities and stockholders’ equity	$1,845,635	$2,029,546	$1,714,988	$(1,913,402)	$3,676,767

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2011	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$49,862	$(38,007)	$67,179	$—	$79,034
Cash flows from investing activities
Investment in affiliate	(2,052)	—	—		(2,052)
Dividends from affiliates/associates	1,300	—	(1,300)	—	—
Proceeds from sale of assets	—	120,000	—	—	120,000
Decrease in restricted cash	—	—	778	—	778
Acquisition of vessels	—	(51,526)	(4,533)	—	(56,059)
Deposits for vessel acquisitions	—	(63,774)	(2,995)	—	(66,769)
Purchase of property, equipment and other fixed assets	—	(530)	(70,598)	—	(71,128)
Deconsolidation of Navios Acquisition	—	—	(72,425)	—	(72,425)

Net cash provided by/(used in) investing activities	(752)	4,170	(151,073)	—	(147,655)
Cash flows from financing activities
Issuance of common stock	415	—	—	—	415
Acquisition of noncontrolling interest	—	—	(8,638)	—	(8,638)
Decrease/(increase) in restricted cash	13,129	(12,788)	(625)	—	(284)
Proceeds from long term loans	18,850	64,054	3,475	—	86,379
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	340,981	—	193,207	—	534,188
Repayment of senior notes	(300,000)	—	—	—	(300,000)
Repayment of long-term debt and payment of principal	(28,064)	(56,646)	(163,777)	—	(248,487)
Debt issuance costs	(272)	(2,052)	(443)	—	(2,767)
Acquisition of treasury stock	(221)	—	—	—	(221)
Payments of obligations under capital leases	—	—	(1,040)	—	(1,040)
Dividends paid	(26,091)	—	(1,147)	—	(27,238)

Net cash provided by/(used in) financing activities	18,727	(7,432)	21,012	—	32,307

Increase/(decrease) in cash and cash equivalents	67,837	(41,269)	(62,882)	—	(36,314)

Cash and cash equivalents, beginning of year	6,323	97,676	103,411	—	207,410

Cash and cash equivalents, end of year	$74,160	$56,407	$40,529	$—	$171,096

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2010	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$176,345	$(204,429)	$210,574	$—	$182,490
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(63,230)	—	(35,683)	—	(98,913)
Receipts from investment in finance lease	—	180	—	—	180
Proceeds from sale of assets	—	484,082	—	—	484,082
Decrease in restricted cash	65,324	—	2,335	—	67,659
Acquisition of vessels	—	(104,595)	(118,178)	—	(222,773)
Deposits for vessel acquisitions	—	(252,228)	(91,015)	—	(343,243)
Purchase of property, equipment and other fixed assets	—	(876)	(15,885)	—	(16,761)

Net cash provided by/(used in) investing activities	2,094	126,563	(258,426)	—	(129,769)
Cash flows from financing activities
Issuance of common stock	415	—	—	—	415
Repurchase of preferred stock	(49,016)	—	—	—	(49,016)
Preferred shares issuance costs	(14)	—	(1,805)	—	(1,819)
(Dividends)/contributions from noncontrolling shareholders	—	—	(470)	—	(470)
Proceeds from long-term loans	30,901	241,466	194,267	—	466,634
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	—	—	400,000	—	400,000
Repayment of long-term debt and payment of principal	(156,925)	(91,037)	(556,435)	—	(804,397)
Debt issuance costs	(453)	(977)	(22,028)		(23,458)
Proceeds from warrant exercise	(77,038)	—	74,978	—	(2,060)
Proceeds from equity offering, net of fees	—	—	33,402	—	33,402
Repurchase of convertible bond	(29,100)	—	—	—	(29,100)
Decrease/(increase) in restricted cash	20,616	(2,704)	(250)	—	17,662
Dividends paid	(27,037)	—	—	—	(27,037)

Net cash (used in)/provided by financing activities	(287,651)	146,748	121,659	—	(19,244)

(Decrease)/increase in cash and cash equivalents	(109,212)	68,882	73,807	—	33,477

Cash and cash equivalents, beginning of year	115,535	28,794	29,604	—	173,933

Cash and cash equivalents, end of year	$6,323	$97,676	$103,411	$—	$207,410

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2009	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$69,834	$94,056	$52,561	$—	$216,451
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	—	—	(369)	—	(369)
Receipts from investment in finance lease	—	567	—	—	567
Proceeds from sale of assets	—	66,600	—	—	66,600
Increase in restricted cash	(90,878)	—	—	—	(90,878)
Acquisition of vessels	—	(423,075)	(89,685)	—	(512,760)
Deposits for vessel acquisitions	—	(122,681)	(116,129)	—	(238,810)
Purchase of property, equipment and other fixed assets	—	(89)	(26,799)	—	(26,888)

Net cash used in investing activities	(90,878)	(478,678)	(232,982)	—	(802,538)
Cash flows from financing activities
Contributions from noncontrolling shareholders	—	—	563	—	563
Proceeds from long term loans	110,000	306,391	204,879	—	621,270
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	394,412	—	—	—	394,412
Repayment of long-term debt and payment of principal	(326,896)	(2,884)	(4,172)	—	(333,952)
Debt issuance costs	(12,774)	(2,442)	(2,881)	—	(18,097)
Acquisition of treasury stock	(717)	—	—	—	(717)
Increase in restricted cash	(9,500)	—	—	—	(9,500)
Dividends paid	(27,583)	—	—	—	(27,583)

Net cash provided by financing activities	126,942	301,065	198,389	—	626,396

Net increase/(decrease) in cash and cash equivalents	105,898	(83,557)	17,968	—	40,309

Cash and cash equivalents, beginning of year	9,637	112,351	11,636	—	133,624

Cash and cash equivalents, end of year	$115,535	$28,794	$26,604	$—	$173,933

In connection with the filing of a registration statement on Form F-4, the guarantor financial information below has been updated to provide supplemental information to reflect the current guarantors of the Company’s 8 7/8% First Priority Ship Mortgage Notes due 2017 in the condensed statement of comprehensive income and cash flow statements for the years ended December 31, 2011, 2010 and 2009 and balance sheets as of December 31, 2011 and December 31, 2010.

The Company’s 8.7/8% First Priority Ship Mortgage Notes issued on November 2, 2009 and are fully and unconditionally guaranteed on a joint and several basis by all of the Company's subsidiaries with the exception of Navios Maritime Finance (US) Inc., and Navios Logistics and its subsidiaries and designated as unrestricted subsidiaries or those not required by the indenture (see Note 11). The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

See Note 3 for a discussion of changes to Navios Holdings’ voting power and economic interest in Navios Acquisition. On and after March 30, 2011, following the Navios Acquisition Share Exchange, Navios Acquisition is no longer a subsidiary of Navios Holdings. These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

Statement of comprehensive income for the year ended December 31, 2011	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$408,756	$280,599	$—	$689,355
Time charter, voyage and logistic business expenses	—	(163,809)	(109,503)	—	(273,312)
Direct vessel expenses	—	(40,819)	(76,450)	—	(117,269)
General and administrative expenses	(15,473)	(22,320)	(15,059)	—	(52,852)
Depreciation and amortization	(2,810)	(70,221)	(34,364)	—	(107,395)
Provision for losses on accounts receivable	—	253	(492)	—	(239)
Interest income	584	2,290	1,246	—	4,120
Interest expense and finance cost, net	(61,960)	(18,121)	(27,100)	—	(107,181)
Loss on derivatives	—	(165)	—	—	(165)
Gain on sale of assets	—	38,787	35	—	38,822
Loss on bond extinguishment	(21,199)	—	—	—	(21,199)
Loss on change in control	(35,325)	—	—	—	(35,325)
Other income	362	593	705	—	1,660
Other expense	(181)	(3,049)	(9,760)	—	(12,990)

(Loss) / income before equity in net earnings of affiliated companies	(136,002)	132,175	9,857	—	6,030
Income from subsidiaries	154,018	9,838	—	(163,856)	—
Equity in net earnings of affiliated companies	22,795	12,451	—	—	35,246

Income before taxes	40,811	154,464	9,857	(163,856)	41,276
Income taxes	—	(292)	348	—	56

Net income	40,811	154,172	10,205	(163,856)	41,332
Less: Net income attributable to the noncontrolling interest	—	—	(506)	—	(506)
Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—	12
Preferred stock dividends of subsidiary	—	—	(27)	—	(27)

Net income attributable to Navios Holdings common stockholders	$40,811	$154,172	$9,684	$(163,856)	$40,811

Other comprehensive loss
Unrealized holdings loss on investments in available for sale	(26,458)	—	—	—	(26,458)

Total other comprehensive loss	(26,458)	—	—	—	(26,458)

Total comprehensive income	14,353	154,172	10,190	(163,856)	14,859
Comprehensive income attributable to noncontrolling interest	—	—	(506)	—	(506)

Total comprehensive income attributable to Navios Holdings common stockholders	14,353	154,172	9,684	(163,856)	14,353

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Statement of comprehensive income for the year ended December 31, 2010	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$430,714	$249,204	$—	$679,918
Time charter, voyage and logistic business expenses	—	(202,526)	(83,216)	—	(285,742)
Direct vessel expenses	—	(30,065)	(67,860)	—	(97,925)
General and administrative expenses	(15,661)	(20,801)	(22,142)	—	(58,604)
Depreciation and amortization	(2,811)	(61,763)	(37,219)	—	(101,793)
Provision for losses on accounts receivable	—	(3,992)	(668)	—	(4,660)
Interest income from finance leases	—	877	—	—	877
Interest income	961	2,231	450	—	3,642
Interest expense and finance cost, net	(71,001)	(11,709)	(23,312)	—	(106,022)
Gain/(loss) on derivatives	5,888	(1,824)	—	—	4,064
Gain on sale of assets	—	55,379	53	—	55,432
Gain on change in control	17,742	—	—	—	17,742
Other income	3,891	5,011	570	—	9,472
Other expense	—	(3,248)	(8,055)	—	(11,303)

(Loss)/income before equity in net earnings of affiliated companies	(60,991)	158,284	7,805	—	105,098
Income from subsidiaries	184,222	15,221	—	(199,443)	—
Equity in net earnings of affiliated companies	22,526	18,059	—	—	40,585

Income before taxes	145,757	191,564	7,805	(199,443)	145,683
Income taxes	—	(350)	(64)	—	(414)

Net income	145,757	191,214	7,741	(199,443)	145,269
Less: Net loss attributable to the noncontrolling interest	—	—	488	—	488

Net income attributable to Navios Holdings common stockholders	$145,757	$191,214	$8,229	$(199,443)	$145,757

Other comprehensive income

Unrealized holdings gain on investments in available for sale	$17,468	$—	$—	$—	$17,468

Total other comprehensive income	17,468	—	—	—	17,468

Total comprehensive income	163,225	191,214	7,741	(199,443)	162,737
Comprehensive loss attributable to noncontolling interest	—	—	488	—	488

Total comprehensive income attributable to Navios Holdings common stockholders	$163,225	$191,214	$8,229	$(199,443)	$163,225

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Statement of comprehensive income for the year ended December 31, 2009	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$426,977	$171,699	$—	$598,676
Time charter, voyage and logistic business expenses	—	(259,817)	(56,656)	—	(316,473)
Direct vessel expenses	—	(25,726)	(43,093)	—	(68,819)
General and administrative expenses	(16,149)	(18,159)	(9,589)	—	(43,897)
Depreciation and amortization	(2,810)	(45,089)	(25,986)	—	(73,885)
Provision for losses on accounts receivable	—	(818)	(1,419)	—	(2,237)
Interest income from investments in finance leases	—	1,330	—	—	1,330
Interest income	184	1,476	39	—	1,699
Interest expenses and finance cost, net	(53,067)	(4,280)	(6,271)	—	(63,618)
Gain/(loss) on derivatives	5,863	(5,410)	(78)	—	375
Gain on sale of assets	—	20,785	—	—	20,785
Other income	6,083	(314)	980	—	6,749
Other expense	(13,831)	(1,947)	(4,730)	—	(20,508)

(Loss)/income before equity in net earnings of affiliated companies	(73,727)	89,008	24,896	—	40,177
Income/(loss) from subsidiaries	125,883	23,730	—	(149,613)	—
Equity in net earnings of affiliated companies	15,778	13,444	—	—	29,222

Income before taxes	67,934	126,182	24,896	(149,613)	69,399
Income tax (expense)/benefit	—	(298)	1,863	—	1,565

Net income	67,934	125,884	26,759	(149,613)	70,964
Less: Net income attributable to the noncontrolling interest	—	—	(3,030)	—	(3,030)

Net income attributable to Navios Holdings common stockholders	$67,934	$125,884	$23,729	$(149,613)	$67,934

Other Comprehensive income
Unrealized holdings gain on investments in available for sale	23,956	—	—	—	23,956
Reclasification to earnings	13,778	—	—	—	13,778

Total other comprehensive income	37,734	—	—	—	37,734

Total comprehensive income	105,668	125,884	26,759	(149,613)	108,698
Comprehensive income attributable to noncontrolling interest	—	—	(3,030)	—	(3,030)

Total comprehensive income attributable to Navios Holdings common stockholders	$105,668	$125,884	$23,729	$(149,613)	$105,668

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2011	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$74,160	$56,406	$40,530	$—	$171,096
Restricted cash	2,597	3,802	—	—	6,399
Accounts receivable, net	—	69,536	31,850	—	101,386
Intercompany receivables	71,516	—	65,247	(136,763)	—
Short-term derivative assets	—	1,279	—	—	1,279
Due from affiliate companies	1,300	50,254	(2,150)	—	49,404
Prepaid expenses and other current assets	(14)	27,237	14,187	—	41,410

Total current assets	149,559	208,514	149,664	(136,763)	370,974
Deposit for vessel acquisitions	—	63,814	—	—	63,814
Vessels, port terminal and other fixed assets, net	—	1,349,622	418,324	—	1,767,946
Loan receivable from affiliate company	40,000	—	—	—	40,000
Investments in subsidiaries	1,394,619	273,844	—	(1,668,463)	—
Investment in available for sale securities	82,572	332	—	—	82,904
Investment in affiliates	116,855	233	—	—	117,088
Deferred financing costs, net	15,543	6,159	7,520	—	29,222
Deferred dry dock and special survey costs, net	—	12,294	7,119	—	19,413
Other long term assets	—	15,429	3,425	—	18,854
Goodwill and other intangibles	98,001	137,649	167,959	—	403,609

Total non-current assets	1,747,590	1,859,376	604,347	(1,668,463)	2,542,850

Total assets	$1,897,149	$2,067,890	$754,011	$(1,805,226)	$2,913,824

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	28,529	23,584	—	52,113
Accrued expenses	16,864	30,822	16,184	—	63,870
Deferred income and cash received in advance	—	23,235	5,322	—	28,557
Dividends payable	6,149	—	—	—	6,149
Intercompany payables	—	104,510	32,253	(136,763)	—
Capital lease obligations	—	—	31,221	—	31,221
Current portion of long term debt	7,382	54,142	8,569	—	70,093

Total current liabilities	30,395	241,238	117,133	(136,763)	252,003
Long term debt, net of current portion	807,648	352,717	223,099	—	1,383,464
Long term liabilities	—	35,140	3,072	—	38,212
Unfavorable lease terms	—	44,825	—	—	44,825
Deferred tax liability	—	—	19,628	—	19,628

Total non-current liabilities	807,648	432,682	245,799	—	1,486,129

Total liabilities	838,043	673,920	362,932	(136,763)	1,738,132
Noncontrolling interest	—	—	116,586	—	116,586
Total Navios Holdings stockholders’ equity	1,059,106	1,393,970	274,493	(1,668,463)	1,059,106

Total liabilities and stockholders’ equity	$1,897,149	$2,067,890	$754,011	$(1,805,226)	$2,913,824

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2010	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$6,323	$94,689	$106,398	$—	$207,410
Restricted cash	15,726	3,488	15,576	—	34,790
Accounts receivable, net	—	48,725	21,663	—	70,388
Intercompany receivables	173,796	—	77,705	(251,501)	—
Short-term derivative assets	—	1,420	—	—	1,420
Due from affiliate companies	—	3,422	(819)	—	2,603
Prepaid expenses and other current assets	164	17,158	16,032	—	33,354

Total current assets	196,009	168,902	236,555	(251,501)	349,965
Deposit for vessel acquisitions	—	80,834	296,690	—	377,524
Vessels, port terminal and other fixed assets, net	—	1,275,198	974,479	—	2,249,677
Loan receivable from affiliate company	12,391	—	(12,391)	—	—
Restricted cash	—	—	18,787	—	18,787
Long term derivative assets	—	149	—	—	149
Investments in subsidiaries	1,405,723	257,081	—	(1,662,804)	—
Investment in available for sale securities	99,078	—	—	—	99,078
Investment in affiliates	18,301	394	—	—	18,695
Deferred financing costs, net	13,321	3,214	21,220	—	37,755
Deferred dry dock and special survey costs, net	—	9,312	2,695	—	12,007
Other long term assets	—	4,933	5,437	—	10,370
Goodwill and other intangibles	100,812	155,838	246,110	—	502,760

Total non-current assets	1,649,626	1,786,953	1,553,027	(1,662,804)	3,326,802

Total assets	$1,845,635	$1,955,855	$1,789,582	$(1,914,305)	$3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	21,771	27,725	—	49,496
Accrued expenses	7,465	30,595	24,357	—	62,417
Deferred income and cash received in advance	—	13,527	4,155	—	17,682
Dividends payable	6,094	—	1,120	—	7,214
Intercompany payables	—	172,345	40,156	(212,501)	—
Short term derivative liability	—	245	—	—	245
Capital lease obligations	—	—	1,252	—	1,252
Current portion of long term debt	7,929	29,361	34,007	(8,000)	63,297

Total current liabilities	21,488	267,844	132,772	(220.501)	201,603
Long term debt, net of current portion	764,564	340,717	938,332	(31,000)	2,012,613
Capital lease obligations, net of current portion	—	—	31,009	—	31,009
Other long term liabilities	—	30,983	5,037	—	36,020
Unfavorable lease terms	—	51,264	5,611	—	56,875
Deferred tax liability	—	—	21,104	—	21,104

Total non-current liabilities	764,564	422,964	1,001,093	(31,000)	2,157,621

Total liabilities	786,052	690,808	1,133,865	(251,501)	2,359,224
Noncontrolling interest	—	—	257,960	—	257,960
Total Navios Holdings stockholders’ equity	1,059,583	1,265,047	397,757	(1,662,804)	1,059,583

Total liabilities and stockholders’ equity	$1,845,635	$1,955,855	$1,789,582	$(1,914,305)	$3,676,767

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2011	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$49,862	$(43,021)	$72,193	$—	$79,034
Cash flows from investing activities
Investment in affiliate	(2,052)	—	—		(2,052)
Dividends from affiliates/associates	1,300	—	(1,300)	—	—
Proceeds from sale of assets	—	120,000	—	—	120,000
Decrease in restricted cash	—	—	778	—	778
Acquisition of vessels	—	(51,526)	(4,533)	—	(56,059)
Deposits for vessel acquisitions	—	(63,774)	(2,995)	—	(66,769)
Purchase of property, equipment and other fixed assets	—	(530)	(70,598)	—	(71,128)
Deconsolidation of Navios Acquisition	—	—	(72,425)	—	(72,425)

Net cash (used in)/provided by investing activities	(752)	4,170	(151,073)	—	(147,655)
Cash flows from financing activities
Issuance of common stock	415	—	—	—	415
Acquisition of noncontrolling interest	—	—	(8,638)	—	(8,638)
Decrease/(increase) in restricted cash	13,129	(12,788)	(625)	—	(284)
Proceeds from long term loans	18,850	64,054	3,475	—	86,379
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	340,981	—	193,207	—	534,188
Repayment of senior notes	(300,000)	—	—	—	(300,000)
Repayment of long-term debt and payment of principal	(28,064)	(48,646)	(171,777)	—	(248,487)
Debt issuance costs	(272)	(2,052)	(443)	—	(2,767)
Acquisition of treasury stock	(221)	—	—	—	(221)
Payments of obligations under capital leases	—	—	(1,040)	—	(1,040)
Dividends paid	(26,091)	—	(1,147)	—	(27,238)

Net cash provided by financing activities	18,727	568	13,012	—	32,307

Increase/(decrease) in cash and cash equivalents	67,837	(38,283)	(65,868)	—	(36,314)
Cash and cash equivalents, beginning of year	6,323	94,689	106,398	—	207,410

Cash and cash equivalents, end of year	$74,160	$56,406	$40,530	$—	$171,096

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2010	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$176,345	$(265,321)	$232,466	$39,000	$182,490
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(63,230)	—	(35,683)	—	(98,913)
Receipts from investment in finance lease	—	180	—	—	180
Proceeds from sale of assets	—	484,082	—	—	484,082
Decrease in restricted cash	65,324	—	2,335	—	67,659
Acquisition of vessels	—	(91,253)	(131,520)	—	(222,773)
Deposits for vessel acquisitions	—	(252,228)	(91,015)	—	(343,243)
Purchase of property, equipment and other fixed assets	—	(876)	(15,885)	—	(16,761)

Net cash provided by/(used in) investing activities	2,094	139,905	(271,768)	—	(129,769)
Cash flows from financing activities
Issuance of common stock	415	—	—	—	415
Repurchase of preferred stock	(49,016)	—	—	—	(49,016)
Preferred shares issuance costs	(14)	—	(1,805)	—	(1,819)
(Dividends)/contributions from noncontrolling shareholders	—	—	(470)	—	(470)
Proceeds from long-term loans	30,901	231,546	243,187	(39,000)	466,634
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	—	—	400,000	—	400,000
Repayment of long-term debt and payment of principal	(156,925)	(36,537)	(610,935)	—	(804,397)
Debt issuance costs	(453)	(977)	(22,028)		(23,458)
Proceeds from warrant exercise	(77,038)	—	74,978	—	(2,060)
Proceeds from equity offering, net of fees	—	—	33,402	—	33,402
Repurchase of convertible bond	(29,100)	—	—	—	(29,100)
Decrease/(increase) in restricted cash	20,616	(2,704)	(250)	—	17,662
Dividends paid	(27,037)	—	—	—	(27,037)

Net cash (used in)/provided by financing activities	(287,651)	191,328	116,079	(39,000)	(19,244)

(Decrease)/increase in cash and cash equivalents	(109,212)	65,912	76,777	—	33,477
Cash and cash equivalents, beginning of year	115,535	28,777	29,621	—	173,933

Cash and cash equivalents, end of year	$6,323	$94,689	$106,398	$—	$207,410

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2009	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$69,834	$92,968	$53,649	$—	$216,451
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	—	—	(369)	—	(369)
Receipts from investment in finance lease	—	567	—	—	567
Proceeds from sale of assets	—	66,600	—	—	66,600
Increase in restricted cash	(90,878)	—	—	—	(90,878)
Acquisition of vessels	—	(423,075)	(89,685)	—	(512,760)
Deposits for vessel acquisitions	—	(77,595)	(161,215)	—	(238,810)
Purchase of property, equipment and other fixed assets	—	(89)	(26,799)	—	(26,888)

Net cash used in investing activities	(90,878)	(433,592)	(278,068)	—	(802,538)
Cash flows from financing activities
Contributions from noncontrolling shareholders	—	—	563	—	563
Proceeds from long term loans	110,000	261,811	249,459	—	621,270
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	394,412	—	—	—	394,412
Repayment of long-term debt and payment of principal	(326,896)	(2,884)	(4,172)	—	(333,952)
Debt issuance costs	(12,774)	(1,877)	(3,446)	—	(18,097)
Acquisition of treasury stock	(717)	—	—	—	(717)
Increase in restricted cash	(9,500)	—	—	—	(9,500)
Dividends paid	(27,583)	—	—	—	(27,583)

Net cash provided by financing activities	126,942	257,050	242,404	—	626,396

Net increase/(decrease) in cash and cash equivalents	105,898	(83,574)	17,985	—	40,309
Cash and cash equivalents, beginning of year	9,637	112,351	11,636	—	133,624

Cash and cash equivalents, end of year	$115,535	$28,777	$29,621	$—	$173,933

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 26: SUBSEQUENT EVENTS

(a)	On February 14, 2012, Navios Holdings received an amount of $6,664, as a dividend distribution from its affiliate Navios Partners.

(b)	On February 20, 2012, the Board of Directors of Navios Holdings resolved that a dividend of $0.06 per share of common stock will be paid on April 12, 2012 to stockholders of record on March 22, 2012.

(c)	On March 20, 2012, Marfin Popular Bank Co. Ltd. and Nauticler S.A., a subsidiary of Navios Holdings, finalized the documentation of the $40,000 revolving credit facility for working and investment capital purposes. The loan bears interest at a rate based on a margin of 300 basis points. The loan is initially repayable 12 months after drawdown with extention options available.

(d)	On March 23, 2012, Navios Holdings entered into a facility agreement with DVB BANK SE for an amount of up to $42,000 in two tranches in order to finance the acquisition of the Navios Serenity and to refinance the Navios Astra loan facility. These two tranches bear interest at a rate of LIBOR plus 285 basis points and 360 basis points, each. The loan will be repayable in 32 quarterly instalments of $650, with a final ballon payment of $21,200 on the last repayment date. On March 26, 2012, the amount drawn under this facility was $26,000.

(e)	On March 26, 2012, Navios Holdings took delivery of the Navios Serenity, a 34,718 dwt Handysize vessel and former long-term chartered-in vessel in operation. The Navios Serenity’s acquisition price was $26,000.

(unaudited)

(f)	On April 5, 2012, Navios Holdings received $1,300 as a dividend distribution from its affiliate Navios Acquisition

(g)	On April 20, 2012, Navios Holdings drew $14,950 under the second tranche of the DVB SE loan facility and repaid the outstanding amount of the Cyprus Popular Bank loan facility.

(h)	On May 5, 2012, Navios Partners completed its public offering of 4,600,000 common units, including the full exercise of the underwriters’ over-allotment option, at $15.68 per unit and raised gross proceeds of approximately $72,128 and net proceeds of approximately $68,729 to fund its fleet expansion. In connection with this offering, Navios Partners issued 93,878 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,472. Following this offering Navios Holdings’ interest in Navios Partners decreased to 25.2% (which includes a 2% general partner interest).

(i)	On May 9, 2012, Navios Logistics agreed to extend its bareboat charter for each of the vessels M/T San San H and M/T Stavroula for a period of four years until June 2016.

(j)	On May 14, 2012, Navios Holdings received $6,733 as a dividend distribution from its affiliate Navios Partners.

(k)	On May 14, 2012, Navios Holdings took delivery of the Navios Avior, a new, 81,355 dwt 2012-built bulk carrier vessel, from a South Korean shipyard for a purchase price of $35,500.

(l)	On May 15, 2012, the Board of Directors of Navios Holdings declared a dividend of $0.06 per share of common stock, which will be paid on July 3, 2012 to stockholders of record on June 26, 2012.

(m)	On June 15, 2012, Navios Holdings sold the Navios Buena Ventura, a 2010-built Capesize vessel of 179,259 dwt, to Navios Partners for $67,500 of cash consideration. Navios Holdings used $26,750 million out of the proceeds of the transaction to fully repay the Navios Buena Ventura tranche of the Dekabank Facility.

(n)	On July 3, 2012, Navios Holdings received $1,300 as a dividend distribution from its affiliate Navios Acquisition.

(o)	On July 10, 2012, Navios Holdings and Navios Maritime Finance (US) Inc. issued $88,000 in aggregate principal amount of 8 7/8% First Priority Ship Mortgage Notes due 2017 (the “Notes”). The terms of the Notes are identical to the $400,000 of 8 7/8% First Priority Ship Mortgage Notes due 2017 that were issued in November 2009 (the “Existing Notes”) and are secured by first priority ship mortgages on 17 drybulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The Notes and the Existing Notes will be treated as a single class for all purposes under the indenture (including, without limitation, waivers, amendments, redemptions and other offers to purchase) and the Notes will rank equally with the Existing Notes.